UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May 2011
_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 16, 2011 with respect to the Registrant’s results of operations for the quarter ended March 31, 2011.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended March 31, 2011.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended March 31, 2011.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Yael Nevo Name: Yael Nevo Title: Corporate Secretary

Dated: May 16, 2011.

EXHIBIT INDEX

Exhibit No. 1. 2. 3. 4.
Description

Press release dated May 16, 2011.

Registrant's management discussion.

Registrant's unaudited condensed consolidated financial statements.

Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for the First Quarter Ended March 31, 2011

Hadera, Israel, May 16, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the first quarter ended March 31, 2010 (the "Reported Period"). The Company, its subsidiaries and associated company – are referred to hereinafter as the "Group".

The Consolidated Data set forth below excludes the results of operation of the associated company Hogla-Kimberly Ltd. ("H-K").

Consolidated sales during the reported period amounted to NIS 517.6 million, as compared with NIS 240.0 million last year, representing an increase of 115.7%, originating primarily from growth in the sales of the packaging paper and recycling sector as compared with the corresponding period last year, coupled with the consolidation of the sales of Hadera Paper - Writing and Printing Ltd ("Hadera Paper Printing"), starting January 1, 2011, in the total sum of NIS 182.1 million, net of inter-company sales totaling NIS 172.6 million.

The operating profit totaled NIS 53.8 million during the reported period, 10.4% of sales, as compared with NIS 7.4 million, 3.1% of sales, in the corresponding period last year. The increase in operating profit during the reported period, in relation to the corresponding period last year, is primarily attributed to non-recurring revenues from the sale of real estate, coupled with the significant growth in the gross profit as a result of the said growth in sales, that was offset as a result of the consolidation of the results of the Hadera Paper Printing sector, starting January 1, 2011, due to an operating loss of NIS -3.0 million in this sector.

The net profit attributed to the Company's shareholders amounted to NIS 41.2 million in the reported period, as compared with net profit of NIS 24.3 million in the corresponding period last year, representing an increase of 69.5%. The net profit, net of non-recurring revenues and expenditures during the reported period, amounted to NIS 19.8 million, representing a decrease of 18.6% in relation to the corresponding period last year.

The net profit attributed to the company's shareholders during the reported period was affected by the improvement in the operating margin at most group companies in Israel and in Turkey as a result of the increase in the volume of operations, that brought about an improvement in the operating profit as mentioned above, coupled with non-recurring revenues from the sale of real estate. In addition the net profit was adversely affected by the increase on the financial expenses in the reported period as compared with the corresponding period last year.

Basic earnings per share amounted to NIS 8.10 per share ($2.33 per share) in the reported period, as compared with basic earnings per share of NIS 4.80 per share ($1.29 per share) in the corresponding period last year.

The exchange rate of the NIS in relation to the dollar was revaluated by approximately 1.9% during the reported period, as compared with a revaluation of approximately 1.6% during the reported period last year (the average exchange rate of the NIS vis-à-vis the dollar was revaluated during the reported period by a rate of approximately 3.6% in relation to the corresponding period last year). The changes in exchange rates as mentioned above, affected the results of the various sectors, although the Group's business portfolio, including the investee companies, is practically at equilibrium in terms of foreign currency and consequently, the exposure of the Group to sharp fluctuations in currency exchange rates is low.

The inflation rate during the reported period amounted to 0.7%, as compared with a negative inflation rate of -0.9% in the corresponding period last year.

The Company estimates that the demand for recycled packaging paper, as a replacement for virgin packaging paper, is continuing in global paper markets. The trend of rising prices of recycled products in the global packaging paper market continued in the first quarter as well, at an average rate of approximately 5.7% (according to publications of PPI Germany). The prices of recycled products are expected to rise by a further 5% starting in May 2011. The said increase in prices and demand, in addition to the prevailing high level of prices, may support the continued growth and expansion in the volumes of operation of the packaging paper sector, in Israel and worldwide.

The Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the trend of consumption in the Israeli economy during the reported period, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

In terms of raw materials, in the course of the first quarter, the NIS was revaluated in relation to the average dollar and the euro, in relation to last year, by a rate of approximately 3.6% and 4.8%, respectively. This revaluation led to savings in terms of inputs and imported products denominated in dollars or euro, in the principal sectors of operation of the company, whose prices track import prices in the said currencies. As a result of the said revaluation, the relative price of natural gas denominated in dollars, decreased by approximately 3.7% in relation to last year and also contributed to savings. These savings were partially offset as a result of the rise in the prices of water during the reported period by an average rate of approximately 24%, in relation to the corresponding period last year, along with the increase in the prices of electricity during the reported period, in relation to the corresponding period last year, by a rate of approximately 6.7%. In addition, a sharp rise was recorded in the price of fibers, by an average rate of approximately 19% in relation to last year.

The financial expenses during the reported period amounted to NIS 17.4 million, as compared with NIS 0.9 million in the corresponding period last year. The sharp rise in financial expenses is attributed primarily to the fact that during the corresponding period last year, the cost of financing Machine 8 was capitalized. This capitalization ended in late May 2010. An additional factor consists of expenditures on account of bond series 5, that was issued in May 2010. Moreover, an increase of NIS 3.7 million was recorded in financial expenses in relation to the corresponding period last year, as a result of the higher inflation rate during the reported period, as compared with a lower inflation rate during the corresponding period last year, coupled with the consolidation of the financial expenses of Hadera Paper Printing, starting January 1, 2010, in the sum of NIS 2.9 million.

2

The company’s share in the profits of associated companies totaled NIS 11.1 million during the reported period, as compared with NIS 19.5 million in the corresponding period last year. The decrease is partially attributed to the Company's share in the profits of Hadera Paper Printing (which starting 1, January 2011, is consolidated in the Company's reports).

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The company's share in the net profit of H-K Israel (49.9%) during the reported period, amounted to NIS 11.9 million, as compared with NIS 18.8 million in the corresponding period last year. The decrease in the sum of NIS 6.9 million, originated primarily from the decrease in operating profit that fell from NIS 50.4 million to NIS 29.2 million this year. The decrease in the operating profit is primarily attributed to the erosion of selling prices in certain segments of operation as a result of escalating competition in the market, coupled with non-recurring expenditures associated with compensation of consumers on account of complaints related to leaks in a new brand of diapers. These were offset by efficiency measures that were implemented across the company, the lowering of purchasing expenditures in view of the decrease in the average dollar exchange rate by approximately 3.6%, coupled with empowering the company brands. These factors served to reduce the erosion in profit during the reported period.

-
The company's share in the losses of KCTR Turkey (49.9%) during the reported period, amounted to NIS 0.8 million, as compared with NIS 1.2 million in the corresponding period last year, representing a decrease of approximately NIS 0.4 million. The reduced loss, despite the slight decrease in the volume of operations, is primarily attributed to the continuing efficiency measures during the reported period, that led to the reduction in the operating loss from NIS 3.2 million in the corresponding period last year, to NIS 0.2 million during the reported period. The improvement in the operating profit was partially offset by the recording of financial expenditures of NIS 1.4 million, as compared with financial revenues of NIS 0.8 million in the corresponding period last year.

In other matter, the Company announced today that Pursuant to the information provided by the Company in the periodical report for 2010, regarding negotiations being conducted by the Company regarding an agreement for the purchase of natural gas, the Company announced that an agreement was signed on May 15, 2011 between the company and the partners in the Yam Tethys projects ("The Agreement"). Pursuant to the Agreement, the term of the agreement signed between the companies on July 29, 2005, for the purchase of natural gas ("The Original Agreement") (regarding which the Company issued a press release on July 31, 2005), will be extended by an additional 2 years, until June 30, 2013.

3

The formula for the price of gas set in the Agreement is based on the price of petroleum (Brent barrel) and includes a minimum price for the price of gas. It should be noted, that following the sharp rise in fuel prices that took place since the signing of the Original Agreement, the price of gas in the Agreement is significantly higher than the maximum price that was set in the Original Agreement. This fact could potentially have an impact on the price of gas for the Company, as compared with the cost according to the Original Agreement, by an additional sum of approximately $19.4 million per annum (according to the calculation of the formula at the date of signing the Agreement, in terms of gross cost, prior to tax shield), the Company is making preparations for a cost-cutting and efficiency plan accordingly.  The actual cost of the gas is dependent upon numerous factors, primarily changes in global petroleum prices. The remaining terms of the Original Agreement would remain in force, with the necessary changes.

The overall financial volume of the Agreement is currently estimated at approximately $63 million (according to the calculation of the formula at the date of signing the Agreement). It should be clarified that the actual volume may change over time as a result of changes in global petroleum prices. In parallel, as stated in previous reports of the Company, the Company is continuing to evaluate a project for building a new power station at the Hadera site.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

4

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts
Three months ended March 31,
NIS IN THOUSANDS (1)

	2011	2010

Net sales	517,609	239,985

Net earnings attributed to the Company's shareholders	41,192	24,290

Basic net earnings per share attributed to the Company's shareholders	8.10	4.80

Fully diluted earnings per share attributed to the Company's shareholders	8.06	4.75

(1)	The representative exchange rate at March 31, 2011 was NIS 3.481=$1.00.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Yaeln@hadera-paper.co.il

5

Exhibit 2

Hadera Paper Ltd.

Update to Chapter I
(Description of the Corporation's Business)
of the Information Presented in the Company's Periodical Report
Dated March 31, 2011

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to Chapter A, Section 5: "Equity investments in the Company and transactions in its shares"

During the reported period, 26,560 option warrants that were granted as part of the management option plan, were exercised. 4,930 Company shares were issued following this exercise.

2.	Update of Chapter D, Section 12 - Fixed Assets, Real Estate and Facilities

On March 15, the Company entered into an engagement with Clal P.V. Ltd., a company indirectly held and controlled by the controlling shareholder of the company, for the rental of rooftop areas located at the Company's Hadera plant, for the purpose of establishing facilities for generating of electricity using photovoltaic technology. On April 21, 2011, the general meeting of the shareholders of the Company approved  the said engagement.

3.	Update to Chapter D, Section 17: "Environmental Protection"

Pursuant to the immediate report of the company dated April 12, 2011, pertaining to the notice from the Water Authority regarding its decision not to issue a permit to the Company, as prescribed by the Water Law - 1969 ("The Law"), for discharging wastewater to the Hadera river, on the basis of the Company's request, and pursuant to the urgent appeal of the Company for obtaining such a permit, the Company announced that on April 17, 2011, the Company received a letter from the (acting) Manager of the Water Authority, pursuant to which a permit was granted for discharging wastewater from the Company to Hadera river for a limited period of time, until an organized discussion is held in this matter. The permit that was obtained is valid until May 30, 2011 and according to the directives stipulated in the letter, covers the terms of said discharge and the relevant reporting obligations.

4.	Update of Chapter D, Section 12 - Fixed Assets, Real Estate and Facilities

Pursuant to the immediate ports of the company dated May 16, 2010, dated June 2, 2010, dated June 13, 2010, dated July 11, 2010, and dated July 27, 2010, the Company announced on March 27, 2011, that the Company's engagement with Gev-Yam Land Corporation Ltd. and with Amot Investments Ltd. regarding an agreement for the sale of an asset on Totzeret Ha'Aretz Street in Tel Aviv, has been finalized. Pursuant to the finalization of the transaction, the Company has recognized net capital revenues of NIS 28 million.

5.	Update to Chapter D, Section 13: "Human Resources"

On March 21, 2011, the general meeting of the shareholders of the Company approved the appointment of Ms. Aliza Rotbard as an external director at the Company and has approved a letter of indemnity for Ms. Aliza Rotbard, according to the arrangement existing at the Company, as may be ratified from time to time for the Company's officers.

6.	Update to Chapter D, Section 15: "Finance"

On March 31, 2011, the Company announced that it had submitted a preliminary draft of a shelf prospectus to the Securities Authority and to the Tel Aviv Stock Exchange Ltd., on the basis of the financial statements of the Company as at December 31, 2010. At this stage, there is no certainty whatsoever that the shelf prospectus will be published and that the Company will conduct a public offering based thereupon.

7.	Update to Chapter D, Section 19: "Legal Proceedings"

On May 2, 2011, the Company announced that Hogla Kimberly Ltd. ("Hogla"), an associated company in which 49.9% are held, had announced to the Company that on May 2, 2011, a lawsuit was filed against Hogla, along with a request for the said lawsuit to be recognized as a class action. The plaintiff alleges that Huggies diapers, marketed by Hogla, that she had purchased, failed to absorb properly due to a malfunction that occurred on the diaper production line. The plaintiff estimates the volume of the lawsuit - in the event that is approved as a representative class action - at approximately NIS 1.2 billion. At this preliminary stage, Hogla announced that it is studying the lawsuit and cannot estimate its chances and repercussions.

8.	Update to Chapter D, Section 19: "Material Agreements"

Pursuant to the information provided by the Company in the periodical report for 2010, regarding negotiations being conducted by the Company regarding an agreement for the purchase of natural gas, the Company announced that an agreement was signed on May 15, 2011 between the Company and the partners in the Yam Tethys projects ("The Agreement"). Pursuant to the Agreement, the term of the agreement signed between the companies on July 29, 2005, for the purchase of natural gas ("The Original Agreement") (regarding which the Company issued a press release on July 31, 2005), will be extended by an additional 2 years, until June 30, 2013.

The formula for the price of gas set in the Agreement is based on the price of petroleum (Brent barrel) and includes a minimum price for the price of gas. It should be noted, that following the sharp rise in fuel prices that took place since the signing of the Original Agreement, the price of gas in the Agreement is significantly higher than the maximum price that was set in the Original Agreement. This fact could potentially have an impact on the price of gas for the Company, as compared with the cost according to the Original Agreement, by an additional sum of approximately $19.4 million per annum (according to the calculation of the formula at the date of signing the Agreement, in terms of gross cost, prior to tax shield), the Company is making preparations for a cost-cutting and efficiency plan accordingly. The actual cost of the gas is dependent upon numerous factors, primarily changes in global petroleum prices.  The remaining terms of the Original Agreement would remain in force, with the necessary changes.

The overall financial volume of the Agreement is currently estimated at approximately $63 million (according to the calculation of the formula at the date of signing the Agreement). It should be clarified that the actual volume may change over time as a result of changes in global petroleum prices.

In parallel, as stated in previous reports of the Company, the Company is continuing to evaluate a project for building a new power station at the Hadera site.

-Translation from Hebrew-

May 15, 2011

MANAGEMENT  DISCUSSION

The Board of Directors of Hadera Paper Ltd. ("The Company" or "Hadera Paper", the Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”) is hereby honored to present the Management Discussion as at March 31, 2011, reviewing the principal changes in the operations of the company for the months January through March 2011 ("The Period of the Report" or "The Reported Period"). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumption that the reader is also in possession of the full Periodic Report of the company as at December 31, 2010 ("Annual Financial Statements"). The results of the company that are presented in the management discussion relate to the share of the shareholders of the company in the results, unless stated otherwise.

A.	Description of the Status of the Corporation’s Business

1.	Company Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste, manufacture and marketing of fine paper and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the New York Stock Exchange (NYSE).

2.	General

Principal Current Operations

1.	The Business Environment

Whereas 2010 was marked by economic recovery, alongside continued concerns regarding the implications of the financial crisis, primarily in Europe and the United States, since the beginning of 2011, an increase was recorded in the level of uncertainty in global financial markets. This is attributed inter alia to significant geopolitical changes in several Arab nations in the Middle East and North Africa, that led to a rise in petroleum prices, coupled with the earthquake in Japan that damaged nuclear power stations in the country and led to fears concerning damage that would be incurred by the third largest economy in the world, following the sharp rise in 2010 in overall commodity prices and petroleum prices in particular.

In the Israeli economy, the year 2011 started out with the continuation of the rapid growth trend accompanied by a certain rise in the inflationary environment. On the other hand, the said geopolitical developments in several Arab nations served to increase the uncertainty and volatility of the Israeli capital market. The continuation of the geopolitical instability in the Middle East, may - under certain scenarios - negatively affect the situation in the Israeli economy, although its impact on real-term economic activity is limited for the time being. Contractionary monetary measures are continuing in the Israeli economy since the beginning of 2011, alongside a similar process in additional emerging markets worldwide and the beginning of a similar process in the eurobloc as well.

The Company estimates that the demand for recycled packaging paper, as a replacement for virgin packaging paper, is continuing in global paper markets. The trend of rising prices of recycled products in the global packaging paper market continued in the first quarter as well, at an average rate of approximately 5.7% (according to publications of PPI Germany). The prices of recycled products are expected to rise by a further 5% starting in May 2011. The said increase in prices and demand, in addition to the prevailing high level of prices, may support the continued growth and expansion in the volumes of operation of the packaging paper sector, in Israel and worldwide.

The above information pertaining to the geopolitical uncertainty, the future trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as business opportunities that may be offered at the company, dependence upon external factors, development and changes in regulation, changes in global raw material prices, changes in the prices of gas, fuel and energy and changes in the supply and demand of global paper products as well as changes in the geopolitical situation in the Middle East.

2.	Impact of the Business Environment on Company Operations

General

The Hadera Paper Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the trend of consumption in the Israeli economy during the reported period, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

Sector Operations

In the packaging paper and recycling sector, Machine 8 entered into full operation during the reported period (the new packaging paper manufacturing array), as compared with the running-in period in the corresponding period last year. This manufacturing array led to the doubling of operations in the sector, which is currently toward the end of the learning curve associated with the machine. The operation of the new manufacturing array has led to a significant increase in the volume of operations. Moreover, Packaging Paper has increased the sales of new paper types that it has developed, recycled paper replacing paper based on virgin pulp. Selling prices in the packaging paper sector are currently on an upward trend in Israel, in line with rising prices globally. The quantitative growth and the high selling prices brought about a significant improvement in the operating results of the sector, as compared with the corresponding period last year.

Amnir collects paper waste, which constitutes the main raw material for the manufacture of packaging paper, from various sources throughout Israel. The Packaging Law entered into effect on March 1, 2011, and certain provisions regarding the start of collection by the recognized body will enter into effect on July 1, 2011.  In light of the directives of the Packaging Law, the Company cannot at this point assess the impact of the law on its activities, and this depends, inter-alia, on arrangements to be set by virtue of the law regarding separation at source, in the matter of collection and removal of waste, and on the method by which the recognized body established by power of the law operates. The company is examining the situation and is working toward adapting its paper collection operations. For additional details regarding the packaging law, see the detailed explanation in the periodical report dated December 31, 2010, in Section 24.1.24.5.

The impact of the packaging law on the company constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as arrangements that will be determined by virtue of the law, changes in global raw material prices and changes in the supply and demand of global paper products.

In the Hadera Paper Printing sector, the prices of pulp (the principal raw material in this sector) continued to soar during the reported period in relation to the corresponding period last year. Moreover, the trend of decreasing selling prices for products in this sector, that began in the fourth quarter of 2010, continued during the reported period in light of escalating competition as a result of imports at low prices and as a result of the rising shekel against the dollar. In order to contend with this business environment, the Hadera Paper Printing sector continued to expand its export operations, including penetration into newer and more lucrative markets in the United States. These measures served to decrease the erosion in the profitability of the sector. Furthermore, during the reported period, the sector began to operate from the new logistics center in Modiin, while improving the level of customer service as compared with the period prior to the relocation. This relocation serves to improve the logistic capabilities of the company and is expected to support the continuing growth and expansion of the company.

In Hogla Kimberly (an associated company), a decrease was recorded in the level of profitability in relation to the corresponding period last year as a result of non-recurring expenditures that were related to compensation provided to consumers on account of complaints concerning leaks in a new brand of diapers, coupled with the erosion of prices following the fierce competition that characterizes some of the areas of operations. The company continues to promote special sales campaigns in order to retain customers and market share. In parallel, an increase was reported in the prices of raw materials, that was partially offset by the revaluation of the shekel in relation to the average US dollar during the reported period, as compared with the corresponding period last year, coupled with efficiency measures. These measures provided the company with the necessary flexibility in order to protect and even increase market share and preserve optimized profitability in a competitive business environment. Furthermore, it should be noted that the sector operations in the Turkish market were at equilibrium and even contributed positive cash flows to the sector.

Raw Materials

In the course of the first quarter, the NIS was revaluated in relation to the average dollar and the euro, in relation to last year, by a rate of approximately 3.6% and 4.8%, respectively. This revaluation led to savings in terms of inputs and imported products denominated in dollars or euro, in the principal sectors of operation of the company, whose prices track import prices in the said currencies. As a result of the said revaluation, the relative price of natural gas denominated in dollars, decreased by approximately 3.7% in relation to last year and also contributed to savings. These savings were partially offset as a result of the rise in the prices of water during the reported period by an average rate of approximately 24%, in relation to the corresponding period last year, along with the increase in the prices of electricity during the reported period, in relation to the corresponding period last year, by a rate of approximately 6.7%. In addition, a sharp rise was recorded in the price of fibers, by an average rate of approximately 19% in relation to last year.

It should be noted that on May 15, 2011, the Company signed an extinction agreement for purchasing natural gas with the partners in the Yam Tethys project. For additional details see Note 8d to the Financial statements dated March 31, 2011.

Impact of Developments in Financial Markets

The developments in global markets, and especially in the euro bloc and in the United States, that also include volatility in local and global securities rates and exchange rates, have and may continue to affect the business results of the Company and its investees, their liquidity, shareholders' equity and assets and the ability to realize these assets, the state of their business (including the demand for the products of the Company's investees), their financial benchmarks and covenants, credit ratings, ability to distribute dividends and even their ability to raise financing for operating activities and long-term activities as well as the financing terms.

The above information - pertaining to the impact of global trends in the paper industry, selling prices and input prices - on the company constitutes forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the crisis in global credit and banking markets, changes in global raw material and energy prices and changes in the supply and demand of global paper products.

As at the date of publication of these financial statements, no material changes have occurred to the Company's risk management policy.

The exchange rate of the NIS in relation to the dollar was revaluated by approximately 1.9% during the reported period, as compared with a revaluation of approximately 1.6% during the reported period last year (the average exchange rate of the NIS vis-à-vis the dollar was revaluated during the reported period by a rate of approximately 3.6% in relation to the corresponding period last year).

The changes in exchange rates as mentioned above, affected the results of the various sectors, although the Group's business portfolio, including the investee companies, is practically at equilibrium in terms of foreign currency and consequently, the exposure of the Group to sharp fluctuations in currency exchange rates is low.

The inflation rate during the reported period amounted to 0.7%, as compared with a negative inflation rate of -0.9% in the corresponding period last year.

B.	Explanation of the Results of Operation

1.	Analysis of Operations and Profitability

The Company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging and cardboard products segment, which includes the operations of Carmel Container Systems and Frenkel CD, as a separate segment. The Hadera Paper - Writing and Printing Paper segment ("Hadera Paper Printing") - formerly Mondi Hadera Paper was also recognized as an independent segment (starting December 31, 2010 - a consolidated subsidiary). The associated company Hogla Kimberly was also identified as an independent segment (for details, see Note 21 to the financial statements dated December 31, 2010). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

1.1.	Sales

Consolidated sales during the reported period amounted to NIS 517.6 million, as compared with NIS 240.0 million last year, representing an increase of 115.7%, originating primarily from growth in the sales of the packaging paper and recycling sector as compared with the corresponding period last year, coupled with the consolidation of the sales of Hadera Paper Printing, starting January 1, 2011, in the total sum of NIS 182.1 million, net of inter-company sales totaling NIS 172.6 million.

The sales of the packaging paper and recycling sector amounted to NIS 176.0 million during the reported period, or NIS 150.8 million net of inter-company sales, as compared with NIS 86.0 million, or NIS 73.5 million net of inter-company sales in the corresponding period last year, representing an increase of 105.2%.

The growth in the sales turnover of the packaging paper and recycling sector originates from quantitative growth in the sales of packaging paper and recycling as a result of the operation of Machine 8, as mentioned above. The growth in the output of Machine 8 served to increase exports to Europe and offered a response for the growth in demand from the domestic market. The growth in sales is also attributed to the rise in selling prices in relation to last year.

The sales of the packaging and cardboard products sector during the reported period amounted to NIS 150.6 million, or NIS 146.1 million net of inter-company sales, as compared with NIS 127.4 million, or NIS 125.4 million net of inter-company sales, in the corresponding period last year, representing an increase of approximately 16.5%, originating primarily as a result of the increase in the volume of operations of the companies in this sector.

The sales of the office supplies marketing sector during the reported period, amounted to NIS 48.4 million, or NIS 48.1 million net of inter-company sales, as compared with NIS 41.4 million last year, or NIS 41.1 million net of inter-company sales, representing an increase of 17.0% that originated from the quantitative growth in sales, primarily due to having secured institutional tenders that have expanded the volume of customers and activity in this sector.

1.2.	Cost of Sales

The cost of sales amounted to NIS 445.7 million – or 86.1% of sales – during the reported period, as compared with NIS 196.6 million – or 81.9% of sales – in the corresponding period last year. The increase in the cost of sales originated primarily from an increase in manufacturing costs (especially energy costs and the use of raw materials, as a result of the operation of Machine 8), coupled with the consolidation of expenses of Hadera Paper Printing, in the total sum of approximately NIS 172.4 million, starting January 1, 2011.

The gross profit totaled NIS 72.0 million during the reported period (13.9% of sales), as compared with NIS 43.4 million (18.1% of sales) last year, representing growth of 65.9% in relation to the corresponding period last year.

The increase in gross profit in relation to the corresponding period last year is primarily attributed to the quantitative growth in sales following the initial recognition of revenues from the sales of Machine 8 in June last year, coupled with the consolidation of the results of Hadera Paper Printing, starting January 1, 2011, which contributed approximately NIS 9.7 million to the gross profit, and from the continuing expansion of operations at the various companies. The growth in gross profit is also attributed to the decrease in prices of some of the raw materials, see Section A2, above.

Labor Wages

The labor wages within the cost of sales amounted to NIS 70.7 million during the reported period,13.7% of sales, as compared with NIS 48.4 million last year, 20.2% of sales. The increase in labor expenses in relation to last year originates primarily from the growth in the number of employees as a result of the higher volume of operations, both in the office supplies segment and in the packaging paper and recycling segment, coupled with the consolidation of labor expenses of Hadera Paper Printing, in the amount of approximately NIS 12.4 million, starting January 1, 2011.

The labor wages within the Selling, General and Administrative expenses amounted to NIS 33.1 million during the reported period, 6.4% of sales, as compared with NIS 26.2 million last year, 10.9% of sales.

The increase in the cost of labor in relation to the corresponding period last year, originated primarily as a result of the consolidation of the labor expenses of Hadera Paper Printing, in the sum of approximately NIS 6.3 million, starting January 1, 2011.

The sharp drop in the proportion of labor expenses as a percentage of sales is attributed to the significant increase in the volume of operations and sales, primarily at the packaging paper and recycling sector.

1.3.	Selling, General and Administrative and Other Expenses

The selling, general and administrative and other expenses (including wages) and other expenses amounted to NIS 18.1 million in the reported period – or 3.5% of sales – as compared with NIS 35.9 million – or 15.0% of sales – in the corresponding period last year. Net of non-recurring revenues during the reported period, as a result of the sale of real estate in the amount of approximately NIS 35.8 million, the selling, general and administrative expenses amounted to NIS 53.9 million, representing approximately 10.4% of sales. The increase in the selling, general and administrative expenses, totaling NIS 18.0 million, in relation to the corresponding period last year, originates primarily from an increase in the selling and transportation expenses as a result of the growth in the volumes of operation on the local market in various sectors as well as opposite export markets of the packaging paper and recycling sector, coupled with the consolidation of the expenses of Hadera Paper Printing, starting January 1, 2011, in the sum of approximately NIS 12.7 million.

1.4.	Operating Profit

The operating profit totaled NIS 53.8 million during the reported period, 10.4% of sales, as compared with NIS 7.4 million, 3.1% of sales, in the corresponding period last year. The increase in operating profit during the reported period, in relation to the corresponding period last year, is primarily attributed to non-recurring revenues from the sale of real estate, as mentioned in Section 1.3, above, coupled with the significant growth in the gross profit as a result of the said growth in sales, that was offset as a result of the consolidation of the results of the Hadera Paper Printing sector, starting January 1, 2011, due to an operating loss of NIS -3.0 million in this sector.

The operating profit of the packaging paper and recycling segment amounted to NIS 55.8 million in the reported period, as compared with an operating profit of NIS 2.7 million in the corresponding period last year. The results in the reported period included non-recurring revenues totaling NIS 35.8 million, as mentioned above. The sharp growth in operating profit is attributed to the continuing increase in the sales of this segment as a result of the operation of Machine 8, on the one hand, coupled with the improved operational efficiency in relation to the corresponding period last year, when the machine was undergoing its running-in process and its expenditures were capitalized to the machine.

The operating profit of the packaging and cardboard products segment amounted to NIS 4.0 million in the reported period, as compared with an operating profit of NIS 3.6 million in the corresponding period last year. The increase in the operating profit of this segment is primarily attributed to the improved gross profit as a result of the growth in sales, that was offset by the rising prices of raw materials in relation to the corresponding period last year.

The operating loss of the office supplies segment amounted to NIS -2.2 million in the reported period, as compared with an operating profit of NIS 1.5 million in the corresponding period last year. Part of this loss consists of non-recurring expenditures related to double rental fees associated with the anticipated relocation of the company to the logistics center in Modiin, see Section D5, below.

1.5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 17.4 million, as compared with NIS 0.9 million in the corresponding period last year.

The sharp rise in financial expenses is attributed primarily to the fact that during the corresponding period last year, the cost of financing Machine 8 was capitalized. This capitalization ended in late May 2010. An additional factor consists of expenditures on account of bond series 5, that was issued in May 2010. Moreover, an increase of NIS 3.7 million was recorded in financial expenses in relation to the corresponding period last year, as a result of the higher inflation rate during the reported period, as compared with a lower inflation rate during the corresponding period last year, coupled with the consolidation of the financial expenses of Hadera Paper Printing, starting January 1, 2010, in the sum of NIS 2.9 million.

1.6.	Taxes on Income

Tax expenditures of NIS 7.4 million were recorded during the reported period, as compared with tax expenditures totaling NIS 1.2 million in the corresponding period last year. The increase in tax expenditures during the reported period in relation to the corresponding period last year is primarily attributed to the recording of tax expenses in the sum of NIS 7.7 million, account of the sale of real estate, as mentioned in Section 1.3, above.

1.7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily Hogla Kimberly.

The company’s share in the profits of associated companies totaled NIS 11.1 million during the reported period, as compared with NIS 19.5 million in the corresponding period last year. The decrease in the earnings of associated companies, compared with the corresponding period last year, is partially attributed to the Company's share in the profits of Hadera Paper Printing (which starting 1, January 2011, is consolidated in the Company's reports), that was included in the corresponding period last year in the amount of approximately NIS 3.2 million.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The company's share in the net profit of Hogla Kimberly in Israel (49.9%) during the reported period, amounted to NIS 11.9 million, as compared with NIS 18.8 million in the corresponding period last year. The decrease in the sum of NIS 6.9 million, originated primarily from the decrease in operating profit that fell from NIS 50.4 million to NIS 29.2 million this year. The decrease in the operating profit is primarily attributed to the erosion of selling prices in certain segments of operation as a result of escalating competition in the market, coupled with non-recurring expenditures associated with compensation of consumers on account of complaints related to leaks in a new brand of diapers. These were offset by efficiency measures that were implemented across the company, the lowering of purchasing expenditures in view of the decrease in the average dollar exchange rate by approximately 3.6%, coupled with empowering the company brands. These factors served to reduce the erosion in profit during the reported period.

-
The company's share in the losses of KCTR Turkey (49.9%) during the reported period, amounted to NIS 0.8 million, as compared with NIS 1.2 million in the corresponding period last year, representing a decrease of approximately NIS 0.4 million. The reduced loss, despite the slight decrease in the volume of operations, is primarily attributed to the continuing efficiency measures during the reported period, that led to the reduction in the operating loss from NIS 3.2 million in the corresponding period last year, to NIS 0.2 million during the reported period. The improvement in the operating profit was partially offset by the recording of financial expenditures of NIS 1.4 million, as compared with financial revenues of NIS 0.8 million in the corresponding period last year.

1.8.	The Net Profit and the Earnings Per Share Attributed to the Company's Shareholders

The net profit attributed to the Company's shareholders amounted to NIS 41.2 million in the reported period, as compared with net profit of NIS 24.3 million in the corresponding period last year, representing an increase of 69.5%. The net profit, net of non-recurring revenues and expenditures during the reported period, amounted to NIS 19.8 million, representing a decrease of 18.6% in relation to the corresponding period last year.

The net profit attributed to the company's shareholders during the reported period was affected by the improvement in the operating margin at most group companies in Israel and in Turkey as a result of the increase in the volume of operations, that brought about an improvement in the operating profit as mentioned above, coupled with non-recurring revenues from the sale of real estate on Totzeret Ha'Aretz Street. In addition the net profit was adversely affected by the increase on the financial expenses in the reported period as compared with the corresponding period last year.

Basic earnings per share amounted to NIS 8.10 per share ($2.33 per share) in the reported period, as compared with basic earnings per share of NIS 4.80 per share ($1.29 per share) in the corresponding period last year.
Diluted earnings per share amounted to NIS 8.06 per share ($2.31 per share) in the reported period, as compared with NIS 4.75 per share ($1.28 per share) in the corresponding period last year.

2.	Analysis of the Company’s Financial Situation

•
The cash and cash equivalents item rose from NIS 24.1 million on March 31, 2010, to NIS 153.3 million on March 31, 2011. The growth in cash and cash equivalents is primarily attributed to the issuing of a series of bonds (Series 5) during the second quarter last year, that was invested in shekel-denominated deposits, coupled with cash obtained from the sale of the real estate asset on Totzeret Ha'Aretz Street, in the sum of NIS 56.4 million, coupled with the consolidation of the cash balances of the Hadera Paper Printing segment, in the sum of NIS 27.1 million.

•	Designated Deposits in the sum of NIS 86.9 million on March 31, 2010, were utilized entirely in the course of 2010 for payments on account of the construction of Machine 8.

•
The increase in the accounts receivable item is attributed to the consolidation of the accounts receivable balances of the Hadera Paper Printing segment, that amounted to approximately NIS 186.2 million as at March 31, 2011. In the packaging paper and recycling sector, an increase was recorded from NIS 90.2 million on March 31, 2010, to NIS 133.7 million on March 31, 2011. This increase is attributed to quantitative growth in activity in both local and export markets, coupled with an increase in selling prices between the two periods. In the packaging and cardboard products sector, an increase was recorded in trade receivables, from NIS 193.1 million on March 31, 2010, to NIS 212.5 million on March 31, 2011, as a result of an increase in sales in this sector, coupled with an increase in the days of credit in some of the segments of operation in the sector. Accounts receivable for the office supplies marketing sector rose from NIS 55.4 million as at March 31, 2010, to NIS 66.0 million, as at March 31, 2011, as a result of the continuing growth in the volume of operations.

•
Account receivables relating to the packaging paper and recycling segment decreased from NIS 85.6 million as at March 31, 2010, to NIS 67.6 million as at March 31, 2011. The decrease originates primarily from a reduction in credit/debit balances at the group companies as a result of the consolidation of the Hadera Paper Printing segment on December 31, 2010 and the accounts payable balance that was consolidated as at March 31, 2011 and amounted to NIS 2.1 million. Account receivables relating to the packaging and cardboard products sector increased from NIS 3.1 million as at March 31, 2010, to NIS 3.8 million as at March 31, 2011. Account receivables item at the office supplies marketing segment amounted to NIS 4.3 million and was similar to the amount in the corresponding period last year.

•
The increase in the inventories item originates from the consolidation of the Hadera Paper Printing inventories in the amount of approximately NIS 155.0 million, as at March 31, 2011. Inventories in the packaging paper and recycling sector decreased from NIS 92.3 million as at March 31, 2010, to NIS 74.1 million as at March 31, 2011. This decrease is primarily attributed to utilizing the paper waste inventory as a result of the full operation of the new packaging paper manufacturing machine, following the completion of its running-in period. Inventories of the packaging and cardboard products sector increased from NIS 71.8 million as at March 31, 2010, to NIS 78.2 million as at March 31, 2011. The increase is primarily attributed to the 7% rise in prices of raw materials in relation to last year. Inventories for the office supplies marketing sector rose from NIS 23.5 million as at March 31, 2010, to NIS 27.6 million, as at March 31, 2011, primarily as a result of the continuing growth in the volume of operations.

•
The investment in associated companies decreased from NIS 347.2 million on March 31, 2010, to a sum of NIS 232.2 million on March 31, 2011. The principal components of the said decrease, include the consolidation of Hadera Paper Printing for the first time on December 31, 2010, which led to a decrease in investments of NIS 117.6 million, coupled with the company share in the dividend distributed in the amount of NIS 47.1 million from associated companies and the company share in the declared dividend in the sum of NIS 15.0 million by an associated company, that were offset by the company share in the earnings of associated companies in the sum of NIS 72.7 million, between the reported periods, that led to a decrease in investment between the reported periods.

•
Short-term credit increased from NIS 88.3 million on March 31, 2010, to NIS 189.0 million on March 31, 2011. The growth in this item originates primarily as a result of the consolidation of the credit balances of Hadera Paper Printing, in the amount of NIS 129.3 million as at March 31, 2011, that were offset as a result of the repayment of credit.

•
The growth in the other payables item originates primarily from the consolidation of the Hadera Paper Printing balances, in the amount of NIS 13.9 million, as at March 31, 2011.  The packaging paper and recycling sector recorded a decrease from NIS 107.2 million as at March 31, 2010, to NIS 96.8 million as at March 31, 2011. This decrease is primarily attributed to the decrease in Institutions on account of employees, coupled with expenses to pay. Other accounts payable of the packaging and cardboard products sector increased from NIS 14.9 million as at March 31, 2011, to NIS 17.4 million as at March 31, 2011, primarily as a result of growth in government institutions and other institutions on account of employees. Other accounts payable for the office supplies marketing sector decreased from NIS 5.1 million on March 31, 2010, to NIS 5.0 million on March 31, 2011.

•
The company’s shareholders' equity increased from NIS 883.0 million as at March 31, 2010, to NIS 992.5 as at March 31, 2011. This change originated primarily from the net profit attributed to the company's shareholders between the reported periods, in the sum of NIS 117.6 million.

3.	Investments in Fixed Assets

The investments in fixed assets amounted to NIS 17.9 million during the reported period, as compared with NIS 78.2 million in the corresponding period last year. The investments in the reported period included primarily payments on account of investments in environmental compliance (sewage treatment) along with current investments in the renovation of equipment, means of transport and building maintenance at the Hadera site.

4.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 968.7 million as at March 31, 2011, as compared with NIS 900.7 million as at March 31, 2010 and as compared with NIS 989.6 million as at December 31, 2010. The long-term liabilities have increased in relation to last year primarily as a result of the issuing of a NIS-denominated bond series (Series 5) in the amount of NIS 181.5 million in the second quarter last year (see Note 10a (4) to the financial statements dated December 31, 2010), coupled with the assumption of long-term loans intended to finance the payments for Machine 8, as well as the consolidation of the  long-term loans of Hadera Paper Printing in the amount of NIS 11.2 million. This increase was offset as a result of the repayment of the older debenture series, coupled with the cash flows from operating activities.

The long-term liabilities include primarily four series of debentures and the following long-term bank loans:
Series 2 – NIS 101.6 million, for repayment until 2013.
Series 3 – NIS 180.9 million, for repayment until 2018.
Series 4 – NIS 196.3 million, for repayment until 2015.
Series 5 – NIS 181.5 million, for repayment until 2017.
Long-term loans – NIS 308.5 million.

•	The balance of short-term credit, as at March 31, 2011, amounted to NIS 189.0 million, as compared with NIS 88.3 million as at March 31, 2010.

•
The net debt as at March 31, 2011, net of the balance of deposits and cash, amounted to NIS 1,004.7 million. Net of the net debt originating from the consolidation of Hadera Paper Printing, in the amount of NIS 113.5 million, the net debt totals a sum of NIS 891.2 million, as compared with net debt of NIS 877.9 million as at March 31, 2010.

In July 2010 the Supervisor of the Capital Market, Insurance and Savings at the Ministry of Finance ("the Supervisor") published a circular which sets forth the Committee's recommendations for establishing parameters for institutional bodies' investments in non-government bonds. The circular, inter alia, includes provisions regarding the formulation of internal policies by institutional bodies prior to investing in bonds, the information required by such bodies to review and monitor investment in bonds, the mechanisms for cooperation between institutional bodies on certain matters relating to investment in bonds, the provisions that should be included in the bond documents as a condition for institutional bodies' investment therein and the requirement of institutional bodies to establish an investment policy (including with respect to rights to call in loans which would be included in the bonds), which addresses contractual criteria for the bonds and their various issuers. Most of the directives of the circular entered into force in October 2010.

The memorandum of the Supervisor and the manner by which the recommendations are adopted as they appear in the report of the Committee, may hold implications on the ability to raise capital from institutional entities by way of bonds, including the terms and the price of raising such capital. As at the date of the reports the company is yet unable to identify these influences.

5.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at a Consolidated Company

For information pertaining to the Put option, see Note 17a to the annual financial statements dated December 31, 2010.

Liabilities on account of the Put option to a shareholder at an associated company (investee until December 31, 2010), as at  March 31, 2011 and as at March 31, 2010 and as at December 31, 2010, is presented in the sum of NIS 31.1 million, NIS 11.3 million and NIS 31.5 million, respectively.

On account of the Put option, an associated company recorded financial revenues of NIS 0.4 million during the reported period, as compared with other revenues of NIS 0.7 million in the corresponding period last year.

The principal factors responsible for the change originated as a result of an agreement signed by the company for the acquisition of 25.1% of the shares of the associated company ("Transaction Agreement") determining economic calculation of the value of the option and its blocking for three years (as at March 31, 2011, the option is blocked for two years and nine months). Regarding additional agreements arising from the transaction agreement and their potential impact on the terms of the option, see Note 17 to the financial statements dated December 31, 2010.

C.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 39.4 million during the reported period, as compared with NIS 38.8 million in the corresponding period last year. The increase in the cash flows from operating activities during the reported period, as compared with the corresponding period last year, is primarily attributed to the increase in profit, that was offset as a result of the increase in working capital during the reported period, that amounted to NIS 9.9 million, as compared with an increase of NIS 3.6 million in the corresponding period last year, along with the company's share in dividends from associated companies. The increase in working capital during the reported period originated primarily from the growth in accounts receivable balances as a result of the growth in the volume of operations. This growth was partially offset by the growth in accounts payable balances.

D.	Details of Operations in the Various Sectors

1.	Hogla-Kimberly (Household Products)

The sales turnover of Hogla-Kimberly Israel amounted to approximately NIS 304.3 million in the reported period, as compared with approximately NIS 312.2 million in the corresponding period last year, representing a decrease of 2.5%.

The decrease in sales in relation to the corresponding period last year is primarily attributed to the erosion of prices as a result of the continuing trend of escalating competition in the market.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 29.2 million in the reported period, as compared with approximately NIS 50.4 million in the corresponding period last year, representing a decrease of approximately 42.1%.

The decrease in the operating profit in relation to the preceding year is attributed to the erosion of prices as a result of the escalating competition in the market, coupled with the rise in the prices of the principal raw materials, that was partially offset by efficiency measures that were implemented by the company, as well as by the decrease in the average US dollar exchange rate vis-à-vis the NIS, by a rate of approximately 3.6%, in relation to the corresponding period last year. Moreover, a decrease was recorded in the operating profit during the reported period, in relation to the corresponding period last year, as a result of expenditures associated with compensation provided to consumers, on account of complaints regarding leaks in a new brand of diapers.

The sales turnover of KCTR, Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 122.8 million (approximately $34 million) in the reported period, as compared with approximately NIS 131.3 million (approximately $35.4 million) in the corresponding period last year.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base in the reported period and to bring about the enhancement of the Huggies and Kotex brands. The operating loss of KCTR for the reported period amounted to NIS 0.2 million, as compared with NIS 3.2 million in the corresponding period last year. KCTR enjoys positive cash flows from operating activities.

in addition, it should be noted that toward the end of 2009, the Turkish tax authorities addressed KCTR as part of the examination of its financial statements for the years 2004-2008, conducted at KCTR on account of the taxation of the influx of capital from Hogla Kimberly Ltd. to KCTR. KCTR estimates, on the basis of the opinion of its legal and tax consultants, that the probability that it will be liable for an additional tax payment is low (See also Note 14i to the financial statements dated March 31, 2011).

2.	Hadera Paper - Printing and Writing Paper (Formerly Mondi Hadera Paper)

The sales of fine paper amounted to 45.3 thousand tons during the reported period, as compared with 45.4 thousand tons during the corresponding period last year and as compared with 41.9 thousand tons in the fourth quarter last year, representing an increase of 8.1%.

The sales turnover of Hadera Paper Printing amounted to NIS 182.1 million in the reported period, as compared with NIS 172.7 million in the corresponding period last year (5.4% increase) and as compared with NIS 175.2 million in the fourth quarter last year (3.9% increase).

The growth in sales during the reported period, in relation to the corresponding period last year, originated primarily as a result of the 6.2% increase in selling prices, that were offset as a result of the revaluation of the shekel vis-à-vis the dollar, that led to escalating competition on the part of low-priced imports, coupled with the lowering of the selling prices on the domestic market during the reported period.

Moreover, the prices of pulp (a principal raw material traded in US dollars), that rose by 12.1% (in NIS terms) in relation to the corresponding period last year, and decreased by 0.6% in relation to the fourth quarter last year, also served to negatively impact the business results of Hadera Paper Printing during the reported period, despite the strengthening  of the NIS vis-à-vis the dollar by 1.9% during the reported period.

The operating loss of Hadera Paper Printing amounted to NIS 3 million during the reported period, as compared with operating profit of NIS 8.6 million in the corresponding period last year and as compared with operating profit of NIS 0.5 million in the fourth quarter last year.

The transition to an operating loss in relation to the corresponding period last year, is attributed to the trend of prices described above, the lower efficiency of the manufacture of paper during the reported period that was caused by several factors related to the quality of raw materials and other technical malfunctions, as well as a result of non-recurring expenditures associated with the relocation to the new logistics center - with the aim of providing optimal customer service during the transition period, so as to shorten the learning curve. Toward the end of the reported period and true to the date of publication of this report, a significant improvement was recorded in manufacturing efficiency. Moreover, the logistics center has started to service customers at a level that exceeds the level of service provided prior to the relocation.

3.	Carmel Container Systems - Packaging and Cardboard Products

The aggregate sales turnover of Carmel, including the sales of Frenkel CD, amounted to NIS 150.6 million during the reported period, as compared with NIS 127.4 million, representing an increase of 18.2%.

During the reported period, the consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 121.2 million, as compared with NIS 100.5 million in the corresponding quarter last year, representing an increase of 20.6%.

The increase in the sales turnover is attributed to quantitative growth, coupled with an increase in selling prices. Furthermore, growth was recorded in the sales turnover of the TriWall subsidiary.

The consolidated operating profit of Carmel amounted to NIS 3.0 million in the reported period, as compared with an operating profit of NIS 2.7 million in the corresponding period last year, representing an increase of 11.1%. The increase in the operating profit of Carmel is attributed to the quantitative growth, coupled with a sharp rise in selling prices as mentioned above, that was mostly offset by the sharp rise in the prices of inputs.

The aggregate operating profit of Carmel (including Frenkel CD) amounted to NIS 4.0 million in the reported period, as compared with an operating profit of NIS 3.5 million in the corresponding period last year, representing an increase of 14.3%.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Division amounted to NIS 176.0 million in the reported period, as compared with NIS 86.0 million in the corresponding period last year, representing an increase of approximately 104.7% (the sales during the corresponding period last year appear subsequent to the capitalization of NIS 24 million in sales, as part of the running-in process of the Machine 8 project).

The quantitative sales of packaging paper amounted to 75.7 thousand tons during the reported period, as compared with 50.5 thousand tons in the corresponding period last year. A quantity of 19.2 thousand tons were capitalized toward the running-in of Machine 8, out of the sales last year.

The sales of paper and cardboard waste by Amnir amounted to 101.5 thousand tons during the reported period, as compared with 77.9 thousand tons in the corresponding period last year.

The sharp increase in the sales turnover originated for the most part from the quantitative increase in sales, of both packaging paper and at Amnir, coupled with the rise in the selling prices between the reported periods. This increase was offset by the lower average dollar exchange rate between the two reported periods that affects a large part of the export sales.

The division concluded the reported period with an operating profit of approximately NIS 14.4 million, as compared with an operating profit of NIS 3.9 million in the corresponding period last year, representing an increase of 269.2%.

The improvement in the operating profit during the reported period, as compared with the corresponding period last year, originated primarily from the quantitative increase in sales, coupled with the improved selling prices as mentioned above. The higher profit was achieved despite the rise in the various input prices, as a result of the significant improvement in operational efficiency, as evidenced by to improvement recorded in the various manufacturing indexes at the division.

5.	Graffiti - Office Supplies Marketing

Graffiti's sales turnover during the reported period amounted to NIS 48.4 million, as compared with NIS 41.4 million in the corresponding period last year, representing an increase of 16.9%.

During the reported period, Graffiti recorded an operating loss of NIS 2.2 million, as compared with an operating profit of NIS 1.5 million in the corresponding period last year, representing a decrease of 246.7%.

The decrease in the operating profit during the reported period is primarily attributed to the eroded profitability as a result of a significant rise in commodity prices, accompanied by a delay in adjusting customer selling prices, coupled with the sharp rise in transportation costs as a result of the rise in fuel prices between the reported periods. Moreover, labor expenses increased by a sum of approximately NIS 1.9 million, due to the growth in the sales turnover that was accompanied by a parallel increase in variable expenses, along with a significant increase in personnel due to the company's preparations for the relocation to the logistics center in Modiin. Furthermore, double expenses of NIS 0.8 million were recorded during the reported period on account of rental fees and maintenance expenses associated with the company's preparations for the relocation to the logistics center in Modiin.

Graffiti intends to relocate to the Logistics Center in Modiin in the course of the third quarter of 2011. Graffiti is currently testing the logistic systems and supporting information systems (WMS), that will serve as a platform for accelerating growth and profit, while improving customer service.

E.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant elements, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group's VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds over payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company reexamines from time to time the need for hedging on account of these exposures. It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to net long-term loans, in the total sum of NIS 310.9 million.

The company continues to regularly monitor quoted prices for hedging its exposure and in the event that these will be reasonable, the company will enter into the relevant hedging transactions.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The Group also makes use of credit insurance services at some of the Group companies, as needed.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at March 31, 2011:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-11	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Bonds - Series 2	686	344	(106,089)	(346)	(694)
Bonds - Series 3	2,411	1,212	(189,884)	(1,226)	(2,466)
Bonds - Series 4	1,687	847	(208,321)	(853)	(1,714)
Bonds - Series 5	3,102	1,560	(199,413)	(1,577)	(3,173)
Loan A - fixed interest	59	30	(14,244)	(30)	(60)
Loan B - fixed interest	1,090	548	(92,485)	(553)	(1,112)
Loan C - fixed interest	186	93	(27,859)	(94)	(188)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2011).

Regarding the terms of the debentures and another liability – See Note 10 to the annual financial statements dated December 31, 2010.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at March 31, 2011:

Sensitivity of euro-linked instruments to changes in the euro exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-11	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands
Cash and cash equivalents	975	488	9,751	(488)	(975)
Accounts receivable	1,018	509	10,175	(509)	(1,018)
Accounts payable and credit balances	(4,573)	(2,287)	(45,731)	2,287	4,573
Forward	178	5	16	(341)	(515)

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-11	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
In NIS thousands
Cash and cash equivalents	4,313	2,157	43,131	(2,157)	(4,313)
Accounts receivable	2,573	1,286	25,727	(1,286)	(2,573)
Accounts payable and credit balances	(10,417)	(5,208)	(104,168)	5,208	10,417
NIS/US$ forward transaction	349	(51)	(103)	(852)	(1,252)

Accounts receivable reflect primarily short-term customer debts

Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-11	Profit (loss) from changes
	Rise in CPI 2%	Rise in CPI 1%		Decrease in CPI 1%	Decrease in CPI 2%
In NIS thousands
Bonds 2	(2,122)	(1,061)	(106,089)	1,061	2,122
Bonds 3	(3,798)	(1,899)	(189,884)	1,899	3,798
Other accounts receivable	21	10	1,025	(10)	(21)
See Note 19 d to the financial statements dated December 31, 2010.

Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-11	Profit (loss) from changes
	Rise in the yen 10%	Rise in the yen 5%		Decrease in the yen 5%	Decrease in the yen 10%
In NIS thousands
Accounts Payable	(166)	(83)	(1,663)	83	166

Sensitivity to other currencies (GBP)
Sensitive Instruments	Profit (loss) from changes		Fair value as at Mar-31-11	Profit (loss) from changes
	Rise of 10%	Rise of 5%		Decrease of 5%	Decrease of 10%
In NIS thousands
Other accounts receivable	68	34	676	(34)	(68)

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at March 31, 2011:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	100.4		43.1	9.8		153.3
Other accounts receivable	625.8	1.0	26.4	10.2	12.9	676.3
Inventories					334.9	334.9
Investments in Associated Companies	19.2				213.0	232.2
Deferred taxes on income					2.7	2.7
Fixed assets, net					1,343.2	1,343.2
Investment property (real estate)					24.5	24.5
Intangible Assets					35.0	35.0
Financial assets available for sale					1.6	1.6
Other assets					1.3	1.3
Assets on account of employee benefits	0.8					0.8
Total Assets	746.2	1.0	69.5	20.0	1,969.1	2,805.8
Liabilities
Short-term credit from banks	189.0					189.0
Accounts payable and credit balances	338.2	13.4	106.0	45.7	0.1	503.4
Current tax liabilities	19.5					19.5
Deferred taxes on income					52.5	52.5
Long-Term Loans	292.3	16.2				308.5
Notes (debentures) – including current maturities	377.9	282.3				660.2
Liabilities on account of employee benefits	49.1					49.1
Put option to holders of non-controlling interests	31.1					31.1
Shareholders’ equity, reserves and retained earnings					992.5	992.5
Total liabilities and equity	1,316.2	311.9	106.0	45.7	1,045.1	2,805.8
Surplus fina ncial assets (liabilities) as at Mar-31-11	(550.9)	(310.9)	(36.5)	(25.7)	924.0	0.0
Surplus financial assets (liabilities) as at Dec-31-10	(624.4)	(296.1)	(45.4)	(48.2)	1,014.1	0.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section E(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

Hadera Paper is also exposed to tax related issues at KCTR, as detailed in Note 4i to the financial statements dated March 31, 2011.

F.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Corporate Governance Issues

1.	External Directors

The Company chose not to include in its articles of association the provision with regard to the percentage of external board members.

2.	Internal Auditing - SOX

By virtue of being a company whose shares are publicly traded in the United States, the company is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by the company for the implementation of the law are regularly inspected by the company's auditing team and by the external accountant. Since 2007, with the introduction of the directives of the said law in the United States, the company is complying with the demands of the law.

We note that on February 16, 2010, the Securities and Exchange Commission (SEC) authorized the company's requests that its reports regarding the effectiveness of internal control be made in the format prescribed by law, by virtue of its being listed for trade on AMEX, i.e.- the SOX regulations in the United States that apply to the company as mentioned above, subject to the company having undertaken to examine, once every quarter, its compliance with the terms described in its application to the SEC, including any change in the directives of the law in Israel and in the United States, in the status of the company as it relates to these laws, changes in the implementation of the SOX regulations and any other change that may affect the disclosure provided by the company.

3.	Detailed processes undertaken by the company's supreme supervisors, prior to the approval of the financial statements

1.
On February 8, 2011, the Board of Directors of the company authorized the Audit Committee to also serve as a committee for the examination of the financial statements. It was resolved that it would be called the balance sheet and audit committee and would be charged - on behalf of the Board of Directors - to oversee the completeness of the financial statements and the work of the auditing CPAs and to make recommendations regarding the ratification of the financial statements and a discussion thereof prior to such ratification.

2.	The members of the committee are as follows:

Name	External / independent director	Possessing accounting and financial expertise / able to read financial statements	Skills, education and experience	Provided an affidavit
Atalia Arad	External Director	Capable of reading and understanding financial statements	Her education and professional experience (see chapter D, Appendix G of the 2010 periodical report).	✓
Aliza Rotbard	External Director	Possesses accounting and financial qualifications	Holds a Bachelor's degree (BSC) in Mathematics and Physics, from the Hebrew University in Jerusalem. Director at several different companies.	✓
Amos Mar-Haim		Possesses accounting and financial qualifications	His education and professional experience (see chapter D, Appendix G of the 2010 periodical report).	✓

Ms. Atalia Arad serves as chairperson of the committee

3.
On May 5, 2011, the Balance Sheet and Audit Committee met to discuss the financial statements of the company for the first quarter of 2011 ("The Financial Statements") and for the purpose of formulating recommendations for the Board of Directors of the company.

4.	The senior officers, interested parties, family members and/or anyone on their behalf present in the meeting of the committee, include:

Ofer Bloch - CEO, Shaul Glicksberg - VP Finance and Business Development, Yael Nevo - legal counsel, Shmuel Molad - Controller, Boaz Simons - VP of Clal Industries and Investments Ltd. (CII) - controlling shareholder of the company, Yehuda Ben-Ezra, VP Finance & Treasurer of CII, Dror Dotan - Assistant to the CII CEO.

5.	It should be noted that the auditing CPA also attended the meeting and presented the audit and review process that he performed in relation to the financial statements.

6.
In the course of the meeting, the committee examined the material issues related to the financial statements, the crucial estimates and critical valuations implemented in the financial statements, the plausibility of the data, the accounting policy that was implemented and changes therein, and the implementation of the proper disclosure principal in the financial statements and regarding any accompanying information.

The Committee also examined various aspects of control and risk assessment reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements.

Upon completion of the discussion of data presented, the committee handed down its recommendations to the Board of Directors of the company, regarding the ratification of the financial statements.

7.	The said recommendations were forwarded to the members of the Board of Directors 11 days before the date that was set for the discussion and ratification of the financial statements.

8.
The Board of Directors of the company believes that the recommendations of the committee were transferred to it within a reasonable time, and perhaps even more so, prior to the discussion by the Board of Directors, taking into consideration the scope and complexity of the issues to be discussed in the recommendations. The Board of Directors of the company has accepted the recommendations of the balance sheet and object committee regarding the approval of the financial statements.

H.	Disclosure Directives Related to the Financial Reporting of the Corporation

1.	Events Subsequent to the Balance Sheet Date

For details regarding events that occurred subsequent to the balance sheet date, see Note 8 to the financial statements dated March 31, 2011.

I.	Dedicated Disclosure to Bonds Holders

For details regarding the rating of bonds, see Note 15 to the periodical report for the year 2010.

1.	Sources of Finance

See Section B4 - Financial Liabilities and further details in the table below.

I.	Dedicated Disclosure to Bonds Holders - Continued

2.	Debentures for institutional investors and the public

Series	Issue Date	Name of Rating Company	Rating at time of issue and at report date	Total stated value at issue date	Interest type	Stated Interest	Registered for trade on stock exchange (Yes/No)	Interest payment dates	Nominal par value as at Mar-31-11	Book value of debenture balances as at Mar-31-11	Book value of interest to be paid as at Mar-31-11	Fair value as at Mar-31-11	Essential Series
In NIS millions
Series 2	12.2003	Maalot	A+	200,000,000	Fixed	5.65%	No	Annual interest December 21 In the years 2004-2013	85.7	101.9	1.6	106.1	Yes
Series 3	7.2008	Maalot	A+	187,500,000	Fixed	4.65%	Yes	Annual interest On July 10 In the years 2009-2018	166.7	181.4	6.1	189.9	Yes
Series 4	7-8.2008	Maalot	A+	235,557,000	Fixed	7.45%	Yes	Semi-annual interest On January 10 and July 10 In the years 2009-2015	196.3	196.3	3.3	208.3	Yes
Series 5	5.2010	Maalot	A+	181,519,000	Fixed	5.85%	Yes	Semi-annual interest On November 30 and May 31 of the years 2010-2017	181.5	181.5	3.5	199.4	Yes

Comments:

1.	Series 2 - Linked to the Consumer Price Index (CPI). Principal repaid in 7 annual installments, between Dec-21-2007 and Dec-21-2013.
2.	Series 3 - Linked to the Consumer Price Index (CPI). Principal repaid in 9 annual installments, between July 2010 and July 2018.
3.	Series 4 - Principal repaid in 6 annual installments, between July 2010 and July 2015.
4.	Series 5 - Principal repaid in 5 annual installments, between November 2013 and November 2017.
5.
The trustee of the bonds (Series 2) is Bank Leumi Le-Israel Trust Corporation Ltd. The responsible contact person on behalf of Bank Leumi Le-Israel Trust Corporation Ltd. is Ms. Idit Teuzer (telephone: 03-5170777).

6.
The trustee of the public bonds (Series 3, 4) is Hermetic Trust Corporation (1975) Ltd. The responsible contact people on behalf of Hermetic Trust Corporation (1975) Ltd. are Mr. Dan Avnon and/or Ms. Merav Ofer-Oren (telephone: 03-5272272).

7.
The trustee of the public bonds (Series 5) is Strauss Lazar Trust Corporation (1992) Ltd. The responsible contact person at Strauss Lazar Trust Corporation (1992) Ltd. in the matter of the public bonds is Mr. Uri Lazar (telephone: 03-6237777).

8.
As at the date of the report, the Company has met all of the terms and undertakings of the trust notes and there exist no terms that constitute just cause for demanding the immediate repayment of the debentures.

Zvika Livnat, Chairman of the Board of Directors	Ofer Bloch, CEO

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2011

HADERA PAPER LTD

TABLE OF CONTENTS

Page

Condensed Interim Consolidated Financial Statements (unaudited)
Condensed Consolidated statements of financial position	F-2 - F-3
Condensed Consolidated Income Statements	F-4
Condensed Consolidated Statements of comprehensive income	F-5
Condensed Consolidated Statements of changes in equity	F-6 - F-7
Condensed Consolidated Statements of Cash Flows	F-8 - F-9
Notes to the Condensed Consolidated Financial Statements	F-10 - F-18

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		March 31		December 31
	Note	2011	2010	2010
		(Unaudited)

Assets
Current Assets
Cash and cash equivalents		153,277	24,136	120,992
Designated deposits		-	86,948	-
Trade receivables		598,393	338,706	564,929
Account receivables		77,803	92,975	57,059
Inventory		334,930	187,548	343,519

Total Current Assets		1,164,403	730,313	1,086,499

Non-Current Assets
Fixed assets, net	5	1,343,174	1,153,568	1,358,619
Investments in associated companies		232,243	347,192	237,498
Deferred tax assets		2,682	*2,125	2,165
Prepaid expenses in respect of an operating lease		-	25,219	24,836
Other intangible assets		35,043	26,149	35,714
Investment property	2c	24,500	24,349	24,500
Financial assets - available for sale		1,646	-	1,646
Other assets		1,301	2,450	1,364
Employee benefit assets		764	690	793
Total Non-Current Assets		1,641,353	1,581,742	1,687,135

Total Assets		2,805,756	2,312,055	2,773,634

* Reclassified, see note 9.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	March 31		December 31
	2011	2010	2010
	(Unaudited)
Liabilities and Equity
Current Liabilities
Credit from banks and others	189,032	88,303	144,622
Current maturities of long-term bonds and long term loans	175,675	155,631	175,936
Trade payables	370,222	227,950	370,065
Account payables	133,077	127,210	172,295
Employee benefit liabilities	29,913	21,577	27,586
Financial liability at fair value through profit and loss	-	11,332	-
Current tax liabilities	19,509	6,037	19,951

Total Current Liabilities	917,428	638,040	910,455

Non-Current Liabilities
Loans from banks and others	228,759	275,958	251,283
Bonds	564,305	469,111	562,348
Deferred tax liabilities	52,483	*30,253	45,302
Employee benefit liabilities	19,152	15,733	19,132
Financial liability with respect to Put option granted to the non-controlling interests	31,134	-	31,512
Total Non-Current Liabilities	895,833	791,055	909,577

Capital and reserves
Issued capital	125,267	125,267	125,267
Reserves	296,947	303,192	298,258
Retained earnings	547,776	427,680	506,445

Capital and reserves attributed to shareholders	969,990	856,139	929,970

Non-controlling interests	22,505	26,821	23,632

Total capital and reserves	992,495	882,960	953,602

Total Liabilities and Equity	2,805,756	2,312,055	2,773,634

* Reclassified, see note 9.

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: May 15, 2011.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Note	Three months ended March 31		Year ended December 31
		2011	2010	2010
		(Unaudited)
Revenue		517,609	239,985	1,121,008
Cost of sales		445,651	196,625	945,422

Gross profit		71,958	43,360	175,586

Selling, marketing, general and administrative expenses
Selling and marketing expenses		37,579	20,719	87,201
General and administrative expenses		18,121	17,432	59,603
Other income, net	4h	(37,591)	(2,214)	(32,513)

Total expenses		18,109	35,937	114,291

Profit from ordinary operations		53,849	7,423	61,295

Finance income		4,214	2,041	9,314
Finance expenses		21,626	2,967	54,079

Finance expenses, net		17,412	926	44,765

Profit after financial expenses		36,437	6,497	16,530

Share in profit of associated companies, net		11,067	19,461	81,132

Profit before taxes on income		47,504	25,958	97,662

Taxes on income	6	7,439	1,231	(2,950)

Profit for the period		40,065	24,727	100,612

Attributed to: Company shareholders		41,192	24,290	100,728
Non-controlling interests		(1,127)	437	(116)

		40,065	24,727	100,612

Earning for regular share of NIS 0.01 par value		NIS

Primary earning per share attributed to Company shareholders		8.10	4.80	19.84

Fully diluted earning per share attributed to company shareholders		8.06	4.75	19.68

Weighted average number of share used to compute the earning per share
Primary		5,088,127	5,060,872	5,078,156
Fully diluted		5,113,791	5,116,494	5,118,416

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)
Profit for the period	40,065	24,727	100,612

Other Comprehensive Income (loss), net
Profit (loss) on cash flow hedges, net	-	(442)	1,044
Actuarial profit (loss) in respect of defined benefit plan, net	(297)	18	115
Share in Other Comprehensive loss of associated companies, net	(1,352)	(4,140)	(11,711)
Share in Other Comprehensive Income (loss) of associated companies, which allocated to the income statements, net	-	(70)	446
Total Other Comprehensive loss for the period, net	(1,649)	(4,634)	(10,106)

Total Comprehensive Income for the period	38,416	20,093	90,506

Attributed to:
Company shareholders	39,543	19,656	90,605
Non-controlling interests	(1,127)	437	(99)
	38,416	20,093	90,506

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD.

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - January 1, 2011	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970	23,632	953,602
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(1,659)	-	(1,659)	-	(1,659)
Cash flow hedges transactions	-	-	-	-	-	307	-	-	307	-	307
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	(297)	(297)	-	(297)
Profit (loss) for the period	-	-	-	-	-	-	-	41,192	41,192	(1,127)	40,065
Total Comprehensive Income (loss) for the period	-	-	-	-	-	307	(1,659)	40,895	39,543	(1,127)	38,416
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Conversion of employee options into shares	-	1,694	(1,694)	-	-	-	-	-	-	-	-
Share based payment	-	-	477	-	-	-	-	-	477	-	477
Balance – March 31, 2011	125,267	308,545	6,771	3,397	11,984	1,430	(35,180)	547,776	969,990	22,505	992,495

Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(3,645)	-	(3,645)	-	(3,645)
Cash flow hedges transactions	-	-	-	-	-	(1,007)	-	-	(1,007)	-	(1,007)
Actuarial profit from defined benefit plan	-	-	-	-	-	-	-	18	18	-	18
Profit for the period	-	-	-	-	-	-	-	24,290	24,290	437	24,727
Total Comprehensive Income (loss) for the period	-	-	-	-	-	(1,007)	(3,645)	24,308	19,656	437	20,093
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Share based payment	-	-	848	-	-	-	-	-	848	-	848
Balance – March 31, 2010	125,267	301,695	11,379	3,397	13,728	(490)	(26,517)	427,680	856,139	26,821	882,960

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Audited)
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019
Exchange differences arising on translation of foreign operations	-	-	-	-	-		(10,649)	-	(10,649)	-	(10,649)
Cash flow hedges transactions	-	-	-	-	-	606	-	-	606	18	624
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	(80)	(80)	(1)	(81)
Profit (loss) for the year	-	-	-	-		-	-	100,728	100,728	(116)	100,612
Total Comprehensive Income (loss) for the year	-	-	-	-	-	606	(10,649)	100,648	90,605	(99)	90,506
Share purchase from non-controlling interests in subsidiary	-	-	-	-	-	-	-	1,117	1,117	(17,498)	(16,381)
Entry into consolidation	-	-	-	-	-	-	-	-	-	14,845	14,845
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Conversion of employee options into shares	-	5,156	(5,156)	-	-	-	-	-	-	-	-
Share based payment	-	-	2,613	-	-	-	-	-	2,613	-	2,613
Balance – December 31, 2010	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970	23,632	953,602

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(unaudited)
Cash flows – operating activities
Profit for the period	40,065	24,727	100,612
Taxes on income recognized in profit and loss	7,439	1,231	(2,950)
Finance expenses, net recognized in profit and loss	17,412	926	44,765
Capital profit on disposal of fixed assets	(36,924)	(1,600)	(19,556)
Gain from revaluation of prior holding at fair value due to achieving control	-	-	(5,760)
Share in profit of associated company	(11,067)	(19,461)	(81,132)
Dividend received from associated company	2,495	19,960	70,319
Depreciation and amortization	28,261	18,129	88,047
Income from fair value adjustment of investment property	-	-	(151)
Share based payments expenses	426	666	2,104
	48,107	44,578	196,298

Changes in assets and liabilities:
Increase in trade and other receivables	(39,457)	(18,736)	(51,546)
Decrease (Increase) in inventory	7,493	(11,604)	(5,926)
Increase in trade payables and account payables	22,079	26,693	47,999
Increase (Decrease) in financial liability at fair value through profit and loss	-	(650)	872
Increase (Decrease) in employee benefit liabilities	1,971	(83)	6,678
	(7,914)	(4,380)	(1,923)

Payments Taxes	(811)	(1,390)	(1,293)
Net cash generated by operating activities	39,382	38,808	193,082

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Three months ended		Year ended
		March 31		December 31
	Note	2011	2010	2010
		(Unaudited)
Cash flows – investing activities
Acquisition of fixed assets and Prepaid expenses in respect of a financing lease	5	(17,945)	(78,210)	(219,124)
Acquisition of subsidiary	4d	(48,506)	-	13,111
Acquisition of other assets		(182)	(1,210)	(2,956)
Proceeds from disposal of fixed assets and from sale of assets under an operating lease	4h	56,740	1,904	18,277
Decrease in designated deposits		-	38,657	127,600
Interest received		2,120	264	1,829
Granting of loans to an associated company		-	(816)	(978)
Net cash used in investing activities		(7,773)	(39,411)	(62,241)

Cash flows – financing activities
Proceeds from issuing notes (less issuance expenses)		-	-	179,886
Short-term bank credit – net		44,410	(43,269)	(79,802)
Long term loans received		-	70,811	93,500
Repayment of Long term loans		(23,453)	(14,222)	(56,804)
Interest Paid		(14,834)	(14,563)	(58,538)
Repayment of bonds		-	-	(94,994)
Dividend paid to non-controlling interests		(4,273)	-	-
Share purchase from non-controlling interests in subsidiary		(702)	-	(15,703)
Net cash generated by (used in) financing activities		1,148	(1,243)	(32,455)

Increase (Decrease) in cash and cash equivalents		32,757	(1,846)	98,386
Cash and cash equivalents – beginning of period		120,992	26,261	26,261
Net foreign exchange difference		(472)	(279)	(3,655)
Cash and cash equivalents – end of period		153,277	24,136	120,992

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 1  -          DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former - American Israeli Paper Mills Limited) and its subsidiaries (hereinafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities, in the production and sale of printing and writing paper, in the production of cardboard and packaging products and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in sale of household paper products and the handling of solid waste (the Company and its investee companies – hereinafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 7.

B.	For further information read these concise reports in connection with the Company's annual financial statements as of December 31, 2010 and the year then ended, and the accompanying notes.

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – "interim financial statements") of the Group were prepared in accordance with IAS 34 "Financial Reporting for Interim Periods" (hereinafter – IAS 34).

In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2010 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in Sections c, d and note 3 below.

B.	The consolidated concise financial statements were prepared in accordance with the disclosure provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Measuring fair value of investment property in the interim financial statements

The Company bases its measurement of the fair value of investment property on a valuation that is performed annually by an independent appraiser. In addition, at every interim reporting date, the Company reviews the need to update the fair value of its investment property relative to the fair value that was determined on the last valuation date, in order to assess whether this is a reliable estimate of the fair value as of the interim reporting date. This assessment is made by reviewing changes in the relevant real estate market, in the property's lease contracts and in the macroeconomic environment of the property, as well as new information on material transactions that were made in the environment of the property and similar assets, which might indicate changes in the fair value of the property. If, in the Company's opinion, there are indicators, that the fair value at the interim reporting period is materially different than the fair value measured on the last valuation date, with respect to certain properties, the Company measures the fair value of these properties as of the interim reporting date, by using an external appraiser.

As of March 31, 2011, the Company considered whether indicators existed that the fair value of the investment property is materially different than the value measured by an external appraiser on September 30, 2010. In the Company's opinion, no significant changes occurred in the value of the property since the last valuation date.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Taxes on income in the interim financial statements

Tax expenses (income) in the relevant periods include total current taxes as well as changes in deferred tax balances, except for deferred taxes arising from transactions carried directly to equity, and business combination transactions.

Current tax expenses (income) in the interim periods are accrued using the average annual effective income tax rate. To calculate the effective income tax rate, losses for tax purposes in respect of which deferred tax assets were not recognized are deducted, which is expected to reduce the tax liability in the reporting year

E.	Exchange Rates and Linkage Basis

(1)
Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the end of the reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the reporting period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI “in respect of” (in points) (*)

March 31, 2011	3.481	4.950	213.15
March 31, 2010	3.713	4.991	204.42
December 31, 2010	3.549	4.738	211.67

Increase (decrease) during the:	%	%	%
Three months ended March 31, 2011	(1.92)	4.47	0.7
Three months ended March 31, 2010	(1.64)	(8.29)	(0.86)
Year ended December 31, 2010	(5.99)	(12.94)	2.7

(*) Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100=1993.

NOTE 3  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods:

The following new standards, interpretation and amendments, that became effective in the current year, do not have a material effect on the reporting period and/or previous reporting periods, but their validation may have an impact of future periods.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 3-          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods: (cont.)

▪	IAS 34 Revised "Interim Financial Reporting"

The amendment emphasizes the principles laid out in IAS 34 that the purpose of the information presented in the interim financial statements regarding events and transactions which are essential in understanding changes in the financial position and in the entity's performance since the last annual reporting date, is to update the information relating thereto in the last annual financial statements. In addition, the amendment clarifies the implementation of this principle with respect to financial instruments, and certain disclosure requirements have been added. The Amendment is implemented retroactively for annual accounting periods commencing on or after January 1, 2011.

For information regarding the standards, interpretations and amendments to the standards set forth below, see notes 3b and 3c to the Company's financial statements for the year ended December 31, 2010.

▪	Amendment to IFRS 3 (Revised) "Business Combinations" (regarding measurement of non-controlling interests).

▪	Amendment to IAS27 (Revised) "Consolidated and Separated Financial Statements".

▪	Amendment to IFRS 7 "Financial Instruments: Disclosure" (regarding the nature and extent of risks arising from financial instruments).

B.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods:

▪	Amendment to IAS 12 "Taxes on Income"

Within the framework of the amendment, it was stipulated that investment property measured at fair value according to IAS 40, will be considered as assets whose carrying amount will be recovered through sale. Accordingly, deferred taxes will be computed in accordance with the tax bases and rates applicable as at the sale of the asset. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, not through sale but by way of use. The effective date of the amendments is for annual periods beginning on or after 1 January 2012. Early adoption is permitted.

The Company's management estimates that the effect of implementing the Amendment on its financial position and results of operations is not expected to be significant.

▪
For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 3C to the annual financial statements of the Company as of December 31, 2010 and the year then ended:

▪	IFRS 9: "Financial instruments".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 3-              RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
New standards amendments and interpretations which have been published but not yet become effective and have not been adopted by the Group in early adoption, and are not expected to affect the Group's financial statements:

▪
For information regarding commencement dates and the transitional provisions of the standards, amendments and interpretations detailed below, see note 3D to the annual financial statements of the Company as of December 31, 2010 and the year ended:

▪	Amendment to IFRS 7 "Financial Instruments: Disclosure" (regarding disclosure on the transfer of financial assets).

NOTE  4  -            SEGNIFICANT TRANSACTIONS AND EVENTS

a.
On January 31, 2011 a dividend in cash, in the amount of NIS 4.6 million, that was declared on December 30, 2010, was received from a former associated company that was first consolidated on 31 December, 2010.

b.
On February 23, 2011, an associated company declared the distribution of a dividend in the amount of approximately NIS 30 million out of the unapproved retained earnings accumulated as of December 31, 2010. The dividend is payable in the second quarter of 2011, subject to absence of material negative developments with respect to the tax event in Turkey, as set forth in Note 4i below. The Company’s share in the dividend is approximately NIS 15 million.

c.	On March 24, 2011 an associated company paid a dividend that was declared on July 27, 2010, in the amount of NIS 5 million. The Company’s share in the dividend is approximately NIS 2.5 million.

d.
On January 5, 2011, the Company paid the entire consideration in the amount of NIS 48.5 million in respect of the acquisition of shares in Hadera Paper –Printing and Writing Paper on December 31, 2010. For additional details see Note 17 in the Company's financial statements as of December 31, 2010.

e.
On January 30, 2011 the Ministry for the Protection of the Environment (hereinafter: "the Ministry") held a hearing for the Company regarding suspicion of pollution of water by discharging low quality waste water into the Hadera Stream. During the hearing the positions of the Ministry and of the Company were heard. The Company presented its position that the decline in the quality of the treated waste water was the result of the use of a new raw material. Upon discovery of the source of the problem, the Company ceased the use of that raw material. The Company works in full transparency opposite the authorities, and was in fact even the one who reported to representatives of the Ministry regarding this harm to the quality of the waste water.

On February 8, 2011 the Company received the summary of the hearing in which it was found, inter alia, that the Company had a duty to improve the quality of the waste water, and a duty of reporting weekly to the Ministry regarding the quality of the treated waste water. The Ministry further noted in this summary that if the Company does not fulfill the values prescribed in the permit order for discharge into the Hadera River given on August 11, 2010 within one month from the date of the hearing, the Ministry’s Director of the Haifa District will issue, under his authority, an order to cease operations of Machine 8 which the Company operates, without requiring any advance warnings or additional hearings. Under section 20 to the Business Licensing Law – 1968, the aforesaid order remains in effect for 30 days from the date of issue.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE  4-             SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

e.	(cont.)

The Company has taken and takes actions which resulted in a significant improvement, in the quality of the treated waste water discharged into the river. The company cannot at this stage estimate the impact of the above.

f.
On February 28, the Audit Committee approved and on March 6, 2011 the Board of Directors approved the agreement entered into by the Company, whereby the Company would lease to CLAL PV Projects Ltd. ("CLAL PV"), a private company indirectly held and controlled by CLAL Industries and Investments Ltd. ("CLAL"), the parent company, roofs of buildings at the Company facility in Hadera, with a total area of up to 19,200 m2, of which the Company has the option not to lease part of this space with an area of up to 14,300 m2 - for construction of power generating facilities using photo-voltaic technology and its transmission to the power grid during the lease term, pursuant to a generation license to be granted to CLAL PV. The rent would range between NIS 90 thousand and NIS 802 thousand per year, based on the area actually leased, and shall be determined based on the tariff per generated kilowatt/hour of power as set for CLAL PV in its generation license. The agreement also specifies that the Company would be paid additional rent up to NIS 70 thousand per year, with respect to excess power generated (if any), as per provisions of the agreement. The lease term runs from the date of taking possession of the leased property through the 20th anniversary of commercial operation of the leased property (as defined in the agreement); CLAL PV was granted an option to extend the lease, provided that the total lease term would not exceed 24 years and 11 months. The agreement includes customary provisions with regard to circumstances under which the parties may terminate the agreement, and the Company was granted the option to terminate the agreement should it announce its desire to use the leased property for its own operations which do not allow operation of the facility in the leased property; in such case, CLAL PV committed to vacate the leased property within the time specified, in return for payment of the economic value of the generation facility based on an independent economic valuation. The agreement is subject to certain suspending conditions being met within 15 months from its signing date, including, inter alia, obtaining approvals, permits and licenses for construction of the facility, obtaining approval of the General Meeting of Company shareholders to be convened to approve this contract and other conditions. On March 15, 2011 the aforementioned agreement was signed, and on April 21, 2011 the General Meeting of the company's shareholders approved the contract.

g.
On March 6, 2011, the Board of Directors of the Company approved incorporation of a foreign entity (hereinafter: "the foreign entity"), wholly-owned by the Company, which is to be incorporated for entering into agreement with an overseas business partner (an unrelated third party) for operations in removal of paper and cardboard waste and recycling operations overseas under a Joint Venture (hereinafter: "JV"). The Company's share of this operation is expected to be 65%. This operation shall require an initial investment, to be made in stages based on JV needs, amounting to USD 5.2 million, by way of owners loan or guarantee, 80% of which would be invested by the Company. The agreement is expected to include restrictions on partner rights to transfer their JV shares, to grant the foreign entity the right to appoint two thirds of the JV Board members as well as its CEO, to grant the Company the right to purchase up to 75% of the paper and cardboard waste collected by JV at market prices, and to include certain non-compete provisions. The Company is acting to conclude this agreement, but it is uncertain that the foregoing with regard to feasibility of the JV and final agreement on the aforementioned understandings would materialize, in full or in part. The Company recorded the foreign company as aforesaid, and is negotiating about the mentioned agreement.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE  4 -              SEGNIFICANT TRANSACTIONS AND EVENTS (cont.)

h.
On March 27, the sale of a plot of land in the Totseret Ha'Aretz Street in Tel-Aviv have been fulfilled according to agreement that the company signed with Gev-Yam land corporation Ltd ("Gev-Yam"), a company indirectly controlled by IDB Development Company Ltd., The controlling shareholder of the Company, and with Amot Investments Ltd. As a result of the closing transaction, the Company recorded subject to the agreement, during the reporting period, capital gain, of approximately NIS 35.8 million (net of tax - approximately NIS 28 million).

i.
During the year of 2009, as part of a formal tax inspection of the Turkish Tax Authorities, the Financial Reports for the years 2004-2008 of KCTR the Turkish subsidiary ("KCTR") of the associated company Hogla- Kimberly Ltd, held by 49.9% were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 153 million YTL (approximately 102 million USD) including interest and penalty.

Regarding the first matter (stamp tax), KCTR, paid YTL 264 thousands, (approximately USD 106 thousands) in July 2010.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment, is rather low, and therefore it has not provided a provision at its Financial Reports for March 31, 2011, with regards to this matter.

Also note that KCTR, based on the opinion of its tax consultants in Turkey, appealed, during 2010, to the Court the demand by the Tax Authority with regard to the second matter. As of the date of these financial statements, the proceedings are on-going at the first instance of the Turkish Court system.

NOTE  5 -              FIXED ASSETS

During the periods of three months ended March 31, 2011 and March 31, 2010, the Company purchased fixed assets at a cost of approximately NIS 17,945 thousands and NIS 78,210 thousands, respectively.

Total suppliers’ credit from acquired fixed assets amounted to NIS 37,078 thousands as of March 31, 2011 (and NIS 35,877 thousands as of March 31, 2010).

NOTE  6 -             INCOME TAX CHARGE

Tax expenses for the three months period ended March 31, 2011 amounts to NIS 7.4 million, primarily arising from the recognition of tax expenses in the amount of NIS 7.7 million from the sale of real estate as stated in note 4h above.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE  7 -             SEGMENT INFORMATION

a.	General

The Group has been implementing IFRS 8 "operating segments" (hereinafter – "IFRS 8") as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group's components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

The identified operating segments, according to IFRS8 are:

The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The Packaging paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Printing and writing paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE  7                   -    SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments:

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Three months
	(Unaudited)
	NIS in thousands
	Packaging Paper and recycling		Marketing of office supplies		Packaging and cardboard products		Hogla Kimberly		printing and writing paper*		Adjustments to consolidation		Total
	Jan-March 2011	Jan- March 2010	Jan-March 2011	Jan-March 2010	Jan-March 2011	Jan-March 2010	Jan-March 2011	Jan-March 2010	Jan-March 2011	Jan-March 2010	Jan-March 2011	Jan-March 2010	Jan-March 2011	Jan-March 2010
Sales to external customers	136,234	60,451	47,840	40,726	144,020	122,587	414,844	438,079	172,570	163,861	(414,844)	(601,940)	500,664	223,764
Sales between Segments	39,801	25,522	577	635	6,578	4,774	1,009	4,277	9,547	8,829	(40,567)	(27,816)	16,945	16,221
Total sales	176,035	85,973	48,417	41,361	150,598	127,361	415,853	442,356	182,117	172,690	(455,411)	(629,756)	517,609	239,985
Segment results	**55,758	2,708	(2,178)	1,501	3,961	3,567	28,825	47,162	(2,961)	8,551	(29,556)	(56,066)	53,849	7,423

	Year ended December 31, 2010
	NIS in thousands
	Packaging Paper and recycling	Marketing of office supplies	Packaging and cardboard products	Hogla Kimberly	printing and writing paper *	Adjustments to consolidation	Total
Sales to external customers	393,439	176,580	489,543	1,691,918	691,069	(2,382,986)	1,059,563
Sales between Segments	117,927	2,267	20,102	5,591	37,633	(122,075)	61,445
Total sales	511,366	178,847	509,645	1,697,509	728,702	(2,505,061)	1,121,008
Segment results	50,159	5,127	7,105	186,603	31,072	(218,771)	61,295

*   As of December 31, 2010 the Company consolidates Printing and writing segment in its financial statements.
** Segment results include a one - time income in the amount of NIS 35,765 thousands for the sale of real estate. See note 4h above.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 8   -            SUBSEQUENT EVENTS

a.	On April 26, 2011, a consolidated company declared a dividend in the amount of NIS 10 million, out of retained earnings. This dividend is payable until the end of the third quarter of 2011.

b.
On May 2, 2011 petition was filed against Hogla-Kimberly Ltd an associated company, for the approval of a class action. According to the petition, the plaintiff claimed that Huggies diapers, marketed by Hogla-Kimberly Ltd, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.2 billion.

At this early stage, Hogla-Kimberly Ltd announced that it is studying the claim, and is not able to assess the chances of the class action and its influences.

c.
On May 3, 2011 a foreign shareholder exercised the option granted to him in his investment in BondX from February 2, 2011, and he acquired 13,781 preferred stock A of BondX for consideration of USD 500 thousand. BondX is engaged in research and development of Bonder, a biological material intended to provide improved strength and water-resistance features to packaging paper. As of the approval date of the financial statements, the Company holds 14.69% (or 13.70% fully diluted) of BondX shares.

d.
On May 15, 2011 the company announced that an agreement for purchase of natural gas was signed between the company and the partners in the Yam Tethys projects ("The Agreement"). Pursuant to the agreement, the term of the agreement signed between the companies on July 29, 2005 for the purchase of natural gas ("The Original Agreement"), will be extended by an additional 2 years, until June 30, 2013.

The formula for the price of gas set in the agreement is based on the price of petroleum (Brent barrel) and includes a minimum price for the price of gas. It should be noted, that following the sharp rise in fuel prices that took place since the signing of the original agreement, the price of gas in the agreement is significantly higher than the maximum price that was set in the original agreement.

This fact could potentially have an impact on the price of gas for the company, as compared with the cost according to the original agreement, by an additional sum of approximately $19.4 million per annum (according to the calculation of the formula at the date of signing the agreement, in terms of gross cost, prior to tax shield). The Company is preparing for a cost-cutting and efficiency plan accordingly. The actual cost of the gas is dependent upon numerous factors, primarily changes in global petroleum prices. The remaining terms of the original agreement would remain in force, with the necessary changes.

The overall financial volume of the agreement is currently estimated at approximately $63 million (according to the calculation of the formula at the date of signing the agreement). It should be clarified that the actual volume may change over time as a result of changes in global petroleum prices.

NOTE 9  -              RECLASSIFICATION

The Group reclassified an amount of NIS 26,559 thousand from Deferred tax assets to Deferred tax liabilities in the comparative figures as at March 31, 2010. The re-classification is due to offset of deferred tax assets against deferred tax liabilities, under the terms of offset, in IAS12.

	As of March 31, 2010
	As was classified in the past	The change	As classified in these statements
	NIS in thousands
Deferred tax assets	28,684	(26,559)	2,125

Deferred tax liabilities	56,812	(26,559)	30,253

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENT PROFORMA

AS OF MARCH 31, 2011

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENT PROFORMA

AS OF MARCH 31, 2011

TABLE OF CONTENTS

Page
Consolidated Income Statements Proforma	P-3
Consolidated Statements of Comprehensive Income	P-4
Notes to the Consolidated Income Statements	P-5-P-6

HADERA PAPER LTD

CONSOLIDATED INCOME STATMENTS PROFORMA

	Three months ended March 31	Year ended December 31
	2 0 1 0	2 0 1 0
	NIS in thousands
Revenue	402,415	1,806,210
Cost of sales	337,368	1,539,247
Gross profit	65,047	266,963
Selling, marketing, general and administrative expenses
Selling and marketing expenses	30,371	130,455
General and administrative expenses	20,609	76,714
Other income, net	517	(31,185)
Total expenses	51,497	175,984
Profit from ordinary operations	13,550	90,979
Finance income	2,026	11,563
Finance expenses	4,574	61,328
Finance expenses, net	2,548	49,765

Profit after financial expenses	11,002	41,214

Share in profit of associated companies, net	16,291	70,059
Profit before taxes on income	27,293	111,273
Taxes on income	3,125	4,336
Profit for the year	24,168	106,937
Attributed to:
Company shareholders	22,143	101,505
Non-Controlling interests	2,025	5,432
	24,168	106,937
Earning for regular share of NIS 0.01 par value	NIS
Primary attributed to Company shareholders	4.38	19.99

Fully diluted attributed to company shareholders	4.33	19.83
Number of share used to compute the primary earnings per share	5,060,872	5,078,156

Number of share used to compute the fully diluted earnings per share	5,116,494	5,118,416

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the separate financial statements: May 15, 2011

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD

CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME PROFORMA

	Three months ended March 31	Year ended December 31
	2 0 1 0	2 0 1 0
	NIS in thousands

Profit for the period	24,168	106,937

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	(442)	1,044
Actuarial profit (loss) from defined benefit plans, net	18	(4)
Share in Other Comprehensive Income of associated companies, net	(4,140)	(11,652)
Share in other comprehensive income of associated companies, which allocated to the income statements, net	70	446
Total Other Comprehensive Income for the period, net	(4,634)	(10,166)
Total Comprehensive Income for the period	19,534	96,771

Attributed to:
Company shareholders	17,509	91,293
Non-Controlling interests	2,025	5,479
	19,534	96,771

HADERA PAPER LTD
NOTES TO CONSOLIDATED INCOME STATEMENT PROFORMA

NOTE 1 -  GENERAL

The proforma consolidated statements of income of the Company are prepared in accordance with the provisions of Regulation 38b to the Securities Regulations (Immediate and Periodic Reports), 1970.

NOTE 2 -  PROFORMA EVENT

On September 7 2010 the company signed an agreement with a subsidiary of Mondi Group ("Mondi Group"), that holds, prior to the transaction, 50.1% of the issued and outstanding share capital of Hadera Paper – Printing and Writing Paper Ltd. - an associated company, formerly "Mondi Hadera Paper Ltd.", (hereinafter – "Printing and Writing Paper Ltd.") pursuant to which Mondi Group will sell to the Company 25.1% of the issued and outstanding share capital of "Printing and Writing Paper" ("Acquisition Transaction").

Prior to the transaction, the Company held 49.9% of the issued and outstanding share capital of Mondi Hadera. Upon to the completion of the Acquisition Transaction effective as of December 31 2010, the Company holds 75% of the issued and outstanding share capital of "Printing and Writing Paper", while Mondi Group holds the remaining 25%.

In consideration of the shares being sold, the Company paid Mondi Group, from its own resources, upon to the completion of the Acquisition Transaction, a sum of approximately EURO 10.364 million, on January 5, 2011.

The Acquisition Transaction includes, inter alia, the amendment of the existing shareholder agreement between the parties, pertaining to their holdings in "Printing and Writing Paper" that entered into force upon to the completion of the Acquisition Transaction, including also the changes necessary as a result of the modification of the holding percentages, including the protection of minority interests, rules for the continued cooperation between the shareholders and "Printing and Writing Paper", a non-competition clause, dividend distribution policy and the like, all subject to the provisions of the law.

Moreover, the Acquisition Transaction includes the amendment of the existing agreements between the shareholders and Mondi Hadera that entered into force upon the finalization of the Acquisition Transaction, (effective from December 31, 2010), including a marketing agreement, rental agreement, agreement for the provision of services and the signing of new agreements (that enter into force upon to the completion of the Acquisition Transaction), including a subletting agreement and an agreement governing the use of the Mondi brand.

As part of the previous agreement between HADERA PAPER and MONDI GROUP dated November 21, 1999, as set forth in Note 5(3) of the consolidated financial statements of the Company, MBP was granted an option to sell to the Company its Holding stake in "Printing and Writing Paper", at a price 20% below the value (as defined in the agreement) or $20 million less 20%, whichever is higher. The Acquisition Transaction included the amendment of the Put option, stipulating that it may not be exercised during the first three years (as of March 31 2011, the option is blocked for two years and nine months) subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement). Moreover, it was determined that Mondi Group will be subject to the undertaking not to sell its shares in "Printing and Writing Paper" for a period of three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement).

HADERA PAPER LTD
NOTES TO CONSOLIDATED INCOME STATEMENT PROFORMA

NOTE 2-   PROFORMA EVENT (cont.)

On December 28, 2010, the suspending conditions set forth in the acquisition agreement have been fulfilled for the closing of the transaction. The ancillary agreements in the transaction have been signed and the closing date has been scheduled for December 31, 2010. The parties further determined that the consideration of the transaction will be transferred to the Mondi Group no later than January 10, 2011. Following the closing of the transaction, the Company consolidates the financial statements of "Printing and Writing Paper" into its own financial statements, as of December 31, 2010.

NOTE 3 -   ACCOUNTING POLICY:

The proforma consolidated statements have been compiled pursuant to the accounting policy set forth in Note 2 to the Company's consolidated financial statements as of December 31, 2010, based on assumptions set forth in Note 4 below.

NOTE 4 -   ASSUMPPTION USED AS THE BASIS FOR THE PREPARATION OF THE PROFORMA CONSOLIDATED STATEMANTS

a.
Pro-forma information was compiled based on financial information for Hadera Paper Ltd.and Hadera Paper - Printing and Writing Paper Ltd. (former Mondi Hadera Paper Ltd). The pro-forma information reflects the operating results, on consolidated basis, had Hadera Paper - Printing and Writing Paper Ltd. been acquired on January 1, 2008.

b.	The gain realized by the Company, amounting to NIS 5,760 thousand result from the acquisition, was not included on the pro-forma consolidated statements, as it was of a non-recurring nature.

c.	Financing expenses on the pro-forma consolidated statements including financing cost, which were calculated based on 5.85% interest with respect to financing obtained for this acquisition.

d.	Excess acquisition cost over carrying amount as of the acquisition date, amounting to NIS 12,282 thousand, was classified under goodwill

e.
Other revenues include annual adjustment of the financial liability with respect to put option granted to non-controlling interests for the present value of the expected future payment with respect there to, assuming it would not be exercisable for three years. Profit and loss resulting from settled put options has been reversed.

f.	Inter-company transactions and balances were reversed for the consolidation. Inter-company unrealized gain was not reversed, as it was not material.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2011

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS
 AS OF MARCH 31, 2011

HADERA PAPER LTD

SEPARATE STATEMENTS OF FINANCIAL POSITION

	March 31		December 31
	2011	2010	2010
	NIS in thousands
	(Unaudited)
Current Assets
Cash and cash equivalents	118,375	1,549	43,738
Designated deposits	-	86,948	-
Trade receivables	2,442	2,821	942
Associated companies, net	145,807	623,206	264,368
Total Current Assets	266,624	714,524	309,048
Non-Current Assets
Investment in associated companies	964,936	927,710	970,874
Loans to associated companies	665,797	69,678	580,615
Fixed assets	79,746	85,049	85,647
Investment Property	24,500	24,349	24,500
Prepaid expenses in respect of an operating lease	-	25,219	24,837
Financial assets - available for sale	1,646	-	1,646
Other assets	289	338	323
Deferred tax assets	3,343	12,258	12,536
Total Non-Current Assets	1,740,257	1,144,601	1,700,978

Total Assets	2,006,881	1,859,125	2,010,026
Current Liabilities
Credit from banks	-	60,056	-
Current maturities of long term bonds and long term loans	142,957	131,421	142,079
Trade payables	8,008	4,267	9,731
Account payables and accrued expenses	95,537	91,715	130,527
Financial liabilities at fair value through profit and loss	-	11,332	-
Short term employee benefit liabilities	3,701	2,865	3,411
Current tax liabilities	7,728	2,028	2,078
Total Current Liabilities	257,931	303,684	287,826
Non-Current Liabilities
Loans from banks and others	178,889	225,942	193,490
Bonds	564,305	469,111	562,348
Employee benefit liabilities	4,632	4,249	4,880
Put option granted to the non controlling interests	31,134	-	31,512
Total Non-Current Liabilities	778,960	699,302	792,230

Capital and reserves	969,990	856,139	929,970

Total Liabilities and Equity	2,006,881	1,859,125	2,010,026

Approval date of the separate financial statements: May 15, 2011

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE INCOME STATEMENTS

	Three months ended March 31		Year ended December 31
	2011	2010	2010
	NIS in thousands
	(Unaudited)
Income
Revenues from services, net	6,372	74	12,478
Other income	36,306	2,336	11,271
Share in profits of associated companies - net	10,433	23,219	94,363
Finance income	14,176	22	28,115
	67,287	25,651	146,227

Cost and expenses

Finance expenses	(16,183)	(921)	(43,627)

Profit before taxes on income	51,104	24,730	102,600

Tax expenses on the income	(9,912)	(440)	(1,872)

profit for the period	41,192	24,290	100,728

SEPARATE STATEMENTS
OF COMPREHENSIVE INCOME

	Three months ended March 31		Year ended December 31
	2011	2010	2010
	NIS in thousands
	(Unaudited)

Comprehensive Income	41,192	24,290	100,728

Actuarial loss from defined benefit plans, net	-	-	(228)
Share in Other Comprehensive Income of associated companies, net	(1,649)	(4,634)	(9,895)

Total other Comprehensive Income for the period	(1,649)	(4,634)	(10,123)

Total comprehensive income for the period	39,543	19,656	90,605

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)

Balance - January 1, 2011	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(1,659)	-	(1,659)
Cash flow hedges transactions	-	-	-	-	-	307	-	-	307
Actuarial loss from defined benefit plan	-	-	-	-	-	-	-	(297)	(297)
Profit for the period	-	-	-	-	-	-	-	41,192	41,192
Total Comprehensive Income for the period	-	-	-	-	-	307	(1,659)	40,895	39,543
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-
Conversion of employee options into shares	-	1,694	(1,694)	-	-	-	-	-	-
Share based payment	-	-	477	-	-	-	-	-	477
Balance – March 31, 2011	125,267	308,545	6,771	3,397	11,984	1,430	(35,180)	547,776	969,990

Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(3,645)	-	(3,645)
Cash flow hedges transactions	-	-	-	-	-	(1,007)	-	-	(1,007)
Actuarial profit from defined benefit plan	-	-	-	-	-	-	-	18	18
Profit for the period	-	-	-	-	-	-	-	24,290	24,290
Total Comprehensive Income for the period	-	-	-	-	-	(1,007)	(3,645)	24,308	19,656
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-
Share based payment	-	-	848	-	-	-	-	-	848
Balance – March 31, 2010	125,267	301,695	11,379	3,397	13,728	(490)	(26,517)	427,680	856,139

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share Premium	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total
	NIS in thousands
	Audited
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635
Exchange differences arising on translation of foreign operations	-	-	-	-	-		(10,649)	-	(10,649)
Cash flow hedges transactions	-	-	-	-	-	606	-	-	606
Actuarial loss from defined benefit plan	-	-			-	-	-	(80)	(80)
Profit for the year	-	-	-	-		-	-	100,728	100,728
Total Comprehensive Income for the Year	-	-	-	-	-	606	(10,649)	100,648	90,605
Acquisition of additional Shares in subsidiary	-	-	-	-	-	-	-	1,117	1,117
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-
Conversion of employee options into shares	-	5,156	(5,156)	-	-	-	-	-	-
Share based payment	-	-	2,613	-	-	-	-	-	2,613
Balance – December 31, 2010	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE STATEMENTS OF CASH FLOWS

	Three months ended March 31		Year ended December 31
	2011	2010	2010
	NIS in thousands
	(Unaudited)
Cash flows – operating activities
Profit for the period	41,192	24,290	100,728
Tax expenses recognized in profit and loss	9,912	440	1,872
Financial expenses, net recognized in profit and loss	2,007	899	15,512
Share in profit of associated companies, net	(10,443)	(23,219)	(94,363)
Dividend received	6,751	19,960	70,319
Capital profit on disposal of fixed assets	(36,804)	(1,423)	(1,394)
Depreciation and amortization	901	1,748	3,313
Gain from revaluation of prior holding at fair value due to achieving control	-	-	(5,760)
Income from revaluation of investment property	-	-	(151)
Share based payments expenses	178	332	1,086
	13,704	23,027	91,162

Changes in assets and liabilities:
Increase (decrease) in associated companies and other receivables	51,274	(74,375)	(134,380)
Decrease in trade and account payables	23,532	10,497	23,707
Increase (decrease) in financial liabilities at fair value through profit and loss	-	(650)	872
Increase (decrease) in employee benefits and provisions	12	(1,976)	(1,186)
	88,522	(43,477)	(19,825)

Receivables (Payments) Taxes	4,436	(1,390)	(1,323)

Net cash generated by (used in) financing activities	92,958	(44,867)	(21,148)

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE STATEMENTS OF CASH FLOWS

	Three months ended March 31		Year ended December 31
	2011	2010	2010
	NIS in thousands
	(Unaudited)
Cash flows – investing activity
Acquisition of fixed assets and Prepaid expenses in respect of a financing lease	(953)	(416)	(13,493)
Acquisition of subsidiaries	(49,208)	-	(15,703)
Acquisition of other assets and financial assets	(6)	-	(1,724)
Proceeds from disposal of fixed assets and assets under an operating lease	56,400	1,423	1,483
Investment in designated deposits, net	-	38,657	127,600
Interest received	2,060	244	1,718
Net cash generated investing activity	8,293	39,908	99,881

Cash flows – financing activities
Proceeds from issuing notes	-	-	179,886
Short-term bank credit – net	-	(42,390)	(102,446)
Borrowings received from banks	-	70,000	70,000
Repayment of borrowings from banks	(14,213)	(8,075)	(31,644)
Interest Paid	(11,950)	(13,390)	(53,896)
Repayment of bonds	-	-	(94,994)
Net cash generated by(used in) financing activities	(26,163)	6,145	(33,094)

Increase in cash and cash equivalents	75,088	1,186	45,639
Cash and cash equivalents – beginning of period	43,738	363	363
Net foreign exchange difference	(451)	-	(2,264)
Cash and cash equivalents – end of period	118,375	1,549	43,738

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS
NOTE 1  -                  GENERAL

A.	General The separate financial statements of the Company are prepared in accordance with the provisions of Regulation 38d to the Securities Regulations (Immediate and Periodic Reports), 1970.

B.	Definitions:

The Company	-	Hadera Paper Limited.

Associated Companies	-	As defined by note 1b of the conciliated financial statement of the company as of December 31, 2010.

C.	Accounting policy:

The separate financial statements were drawn up in accordance with the accounting policy set forth in note 1B of the separate financial statements of the Company as of December 31, 2010, except for changes in the accounting policy as specified in note 2 of the Condensed consolidated financial statements of the Company that are published with this separate financial information.

NOTE 2   -             SUBSEQUENT EVENTS

On May 2, 2011 petition was filed against Hogla-Kimberly Ltd an associated company, for the approval of a class action. According to the petition, the plaintiff claimed that Huggies diapers, marketed by Hogla-Kimberly Ltd, which she purchased, did not absorb as was expected due to a fault in the diapers production line. The plaintiff estimates the scope of the class action to be approximately NIS 1.2 billion.

At this early stage, Hogla-Kimberly Ltd announced that it is studying the claim, and is not able to assess the chances of the class action and its influences.

Exhibit 4

Enclosed please find the financial reports of the following associated company:

-	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2011

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF MARCH 31, 2011

Report on review of interim Financial Information to the shareholders of Hogla-Kimberly Ltd.

Introduction

We have reviewed the accompanying Condensed Interim Consolidated statement of financial position of Hogla Kimberly LTD. ("the Company") as of March 31, 2011 and the related Condensed Interim Consolidated statements of income, statement of comprehensive income, changes in equity and cash flows for the three months period then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Company". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Without qualifying our opinion, we draw attention to note 1c to the financial statements with regards to including summary of significant accounting policy and attaching the company's financial statements to a related party's financial statements.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel

27 April, 2011

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	As of March 31,		As of December 31,
	2011	2010	2010
	(Unaudited)
Current Assets
Cash and cash equivalents	18,772	103,100	16,732
Trade receivables	326,089	307,978	289,094
Inventories	246,163	183,213	241,803
Current tax assets	-	1,852	54
Other current assets	7,704	6,390	7,178
	598,728	602,533	554,861
Non-Current Assets
VAT Receivable	50,962	43,911	51,223
Property plant and equipment	353,409	328,593	350,560
Goodwill	16,779	18,105	17,033
Employee benefit asset	638	508	639
Deferred tax assets	4,063	5,525	3,864
Land lease	1,605	1,733	1,637
	427,456	398,375	424,956
	1,026,184	1,000,908	979,817
Current Liabilities
Borrowings	61,420	26,358	36,640
Trade payables	349,842	322,413	329,916
Employee benefit obligations	13,927	13,780	12,810
Current tax liabilities	16,805	21,005	22,583
Dividend payables	30,000	20,000	5,000
Other payables and accrued expenses	42,540	65,422	44,054
	514,534	468,978	451,003
Non-Current Liabilities
Borrowings	-	27,180	6,941
Employee benefit obligations	7,731	7,776	7,899
Deferred tax liabilities	35,846	34,036	35,370
	43,577	68,992	50,210
Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(85,047)	(68,591)	(82,338)
Retained earnings	287,874	266,283	295,696
	468,073	462,938	478,604
	1,026,184	1,000,908	979,817

G. CalovoPaz	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: April 27, 2011.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2011	2010	2010
	(Unaudited)

Revenue	415,853	442,356	1,697,509
Cost of sales	295,281	300,268	1,165,219
Gross profit	120,572	142,088	532,290

Operating costs and expenses
Selling and marketing expenses	74,126	81,082	288,061
General and administrative expenses	17,621	16,975	62,357
Other Income	-	(3,131)	(4,731)
Operating profit	28,825	47,162	186,603

Finance expenses	(1,957)	(3,306)	(8,110)
Finance income	1,077	2,940	12,104

Profit before tax	27,945	46,796	190,597
Income taxes	5,767	11,516	45,904

Profit for the period	22,178	35,280	144,693

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(NIS in thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2011	2010	2010
	(Unaudited)

Profit for period	22,178	35,280	144,693
Exchange differences arising on translation of foreign operations	(3,325)	(7,304)	(21,341)
Cash flow hedges	233	(1,323)	(2,315)
Transfer to profit or loss from equity on cash flow hedge	585	(187)	1,192
Income (expenses) tax relating to components of other comprehensive income	(202)	379	282

Other comprehensive income for the period (net of tax)	(2,709)	(8,435)	(22,182)

Total comprehensive income for the period	19,469	26,845	122,511

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Three months ended March 31, 2011 (unaudited)

Balance - January 1, 2011	29,638	235,608	(81,569)	(769)	295,696	478,604
Profit for the period	-	-	-	-	22,178	22,178
Exchange differences arising on translation Of foreign operations	-	-	(3,325)	-	-	(3,325)
Cash flow hedges	-	-	-	616	-	616
Dividend	-	-	-	-	(30,000)	(30,000)
Balance - March 31, 2011	29,638	235,608	(84,894)	(153)	287,874	468,073

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Three months ended March 31, 2010 (unaudited)

Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the period	-	-	-	-	35,280	35,280
Exchange differences arising on translation Of foreign operations	-	-	(7,304)	-	-	(7,304)
Cash flow hedges	-	-	-	(1,131)	-	(1,131)
Dividend	-	-	-	-	(20,000)	(20,000)
Balance - March 31, 2010	29,638	235,608	(67,532)	(1,059)	266,283	462,938

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Year ended December 31, 2010
Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the year	-	-	-	-	144,693	144,693
Exchange differences arising on translation Of foreign operations	-	-	(21,341)	-	-	(21,341)
Cash flow hedges	-	-	-	(841)	-	(841)
Dividend	-	-	-	-	(100,000)	(100,000)
Balance - December 31, 2010	29,638	235,608	(81,569)	(769)	295,696	478,604

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	(Unaudited)

Cash flows – operating activities
Profit for the period	22,178	35,280	144,693
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	(17,752)	19,205	(22,424)
Net cash generated by operating activities	4,426	54,485	122,269

Cash flows – investing activities
Acquisition of property plant and equipment	(13,849)	(13,554)	(62,564)
Proceeds from disposal of Property plant and equipment	1	13	168
Proceeds from realization of trademark	-	3,131	3,131
Interest received	2	33	2,532
Net cash used in investing activities	(13,846)	(10,377)	(56,733)

Cash flows – financing activities
Dividend paid	(5,000)	(40,000)	(135,000)
Borrowings paid	(6,556)	(6,192)	(25,307)
Short-term bank credit	24,789	37	9,975
Interest paid	(1,530)	(386)	(4,048)
Net cash used in financing activities	11,703	(46,541)	(154,380)

Net increase (decrease) in cash and cash equivalents	2,283	(2,433)	(88,844)
Cash and cash equivalents – beginning of period	16,732	106,996	106,996
Effects of exchange rate changes on the balance of cash held in foreign currencies	(243)	(1,463)	(1,420)
Cash and cash equivalents - end of period	18,772	103,100	16,732

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED CASH FLOWS STATEMENTS
(NIS in thousands)

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	(Unaudited)
A. Adjustments to reconcile operating profit to net cash generated (used) by operating activities

Finance expenses paid adjustment to profit	1,528	353	1,516
Taxes on income recognized in profit and loss	5,767	11,516	45,904
Depreciation and amortization	8,304	7,590	31,195
Capital loss on disposal of property, plant and equipment	81	194	991
Capital gain from realization of trademark	-	(3,131)	(3,131)

Changes in assets and liabilities:
Increase in trade receivables	(46,954)	(30,565)	(13,419)
Increase in other current assets	(543)	(655)	(1,485)
Increase in inventories	(5,576)	(4,410)	(68,657)
Increase in trade payables	17,129	28,133	33,914
Net change in balances with related parties	13,948	26,768	27,266
Decrease in other payables and accrued expenses	(520)	(959)	(21,357)
Decrease (increase) in other long term asset	(512)	1,904	(8,795)
Change in employee benefit obligations, net	1,000	1,274	507
	(6,348)	38,012	24,449
Income taxes received	-	-	7,273
Income taxes paid	(11,404)	(18,807)	(54,146)
	(17,752)	19,205	(22,424)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 1  -         DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24

Interested Parties	-	as defined in the Israeli Securities law and Regulations 1968.

Controlling Shareholder	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

C.	These financial statements includes summary of significant accounting policies and are attached to the financial statements of a related party.

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting".

B.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2   -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Basis of preparation (Cont.)

•	Assets and liabilities measured by fair value and derivative financial instruments.

•	Inventories are stated at the lower of cost and net realizable value.

•	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

•	Liabilities to employees as described in note 2Q.

C.	Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they occur except for:

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

•
Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

F.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2   -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property, plant and equipment (Cont.)

Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset's acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

H.	Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2 -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of tangible and intangible assets excluding goodwill (Cont.)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

I.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net releasable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net releasable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Manufactured finished products	Based on standard cost method
Purchased finished goods raw, auxiliary materials and other	Based on moving-average basis.

Inventories that are purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

J.	Financial assets

(1)       General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into Loans and receivables

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2   -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(2)
Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)
Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquency in interest or principal payments; or

•	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2   -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

M.	Derivative financial instruments

(1)       General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments (Cont.)

(2)       Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or "finance expenses" lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)       Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

•	The amount of revenue can be measured reliably;

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2      -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition (Cont.)

(1)       Sale of goods (Cont.)

•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)       Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

O.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)       Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(2)       Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2       -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

(2)       Deferred tax (Cont.)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)       Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

P.	Prepaid expenses of operating lease

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. the Company's lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company's balance sheet as prepaid expenses for operating lease in respect of lease, and amortized over the remaining period of the lease.

Q.	Employee benefits

(1)	Post-Employment Benefits

The Group's post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group's post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group's employees are covered by Article 14 to the Severance Law and therefore the Group's companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2      -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Employee benefits (Cont.)

(1)	Post-Employment Benefits (Cont.)

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group's income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial past service cost that was not yet recognized. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2     -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Israel NIS exchange rate vis-a-vis Turkish Lira (NIS per TL)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

March 31, 2011	2.253	3.481	118.41
March 31, 2010	2.416	3.713	113.79
December 31, 2010	2.273	3.549	117.38

Increase (decrease) during the:	%	%	%
Three months ended March 31, 2011	(0.88)	(1.92)	0.88
Three months ended March 31, 2010	(3.7)	(1.64)	(0.85)
Year ended December 31, 2010	(9.4)	(5.99)	2.3

S.	Adoption of new and revised Standards and interpretations

(1)
Standards and Interpretations Affecting Amounts Reported in the Current Period (and/ or prior periods)

Standards Affecting Presentation and Disclosure

IAS 1 - Presentation of Financial Statements

Amendment IAS 1 "presentation of financial statements", which stipulates that changes in the components of the other comprehensive income will be presented in the statement of changes in equity or in the notes to the financial statements, according to the company's policy.

In accordance to the above, the company presents the changes in the components of the other comprehensive income in the changes in shareholder equity statements.

IAS 36

The amendment to IAS 36 "Impairment of Assets" clarifies that in allocation of goodwill to cash-generating units or to groups of cash-generating units for impairment examination, each unit or group of units will not be larger than a segment, before grouping segments with similar economic characteristics to one segment. The amendment is implemented by way of "From now on" annual reporting periods beginning on January 1, 2010 or thereafter. The financial statements have not been effected by the amendment.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2     -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (cont.)

(1)
Standards and Interpretations Affecting Amounts Reported in the Current Period (and/ or prior periods) (cont.)

Standards Affecting Presentation and Disclosure (cont.)

IAS 17 - "Leases"

According to the amendment land lease will be classified as operating lease or finance lease according to the standard's general guidance.

The amendment is effective commencing January 1 , 2010.

The amendment have no material effect on the financial statements

(2)
Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 2

The amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award.

IFRS 7 - Disclosures of Financial Instruments

The amendments to IFRS 7 clarify the required level of disclosures about credit risk and collateral held and provide relief from disclosures previously required regarding renegotiated loans. The Group has applied the amendments in advance of their effective date (annual periods beginning on or after 1 January 2011).

IFRS 9 “Financial Instruments”

The new Standard provides for the classification and measurement of financial assets and liabilities. In accordance with the Standard, all financial assets are to be treated as follows:

•
Debt instruments will be classified and measured subsequent to initial recognition at amortized cost or at fair value through profit or loss.  The mode of measurement will be determined based on the entity’s business model for managing financial assets and in accordance with the characteristics of the contractual cash flows deriving from such financial assets.

•
A debt instrument which, according to the criteria, is measured at amortized cost may only be designated at fair value through profit or loss if such designation eliminates inconsistencies in the recognition and measurement that would have arose had the asset been measured at amortized cost.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2    -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.) IFRS 9 “Financial Instruments” (cont.)

•	Equity instruments will be measured at fair value through profit or loss.

•
Equity instruments may be designated at fair value through profit or loss, with any gains or losses being recognized in other comprehensive income.  Instruments that have been designated as aforesaid will cease to be tested for impairment and any related gain or loss will not be recognized in profit or loss, including in the event of disposal.

•
Embedded derivatives in financial assets will not be separated from the host contract.  Instead, hybrid contracts will be measured as a whole at amortized cost or at fair value, in accordance with the business model and the contractual cash flows criteria.

•	Debt instruments will be reclassified from amortized cost to fair value and vice versa only if the entity changes its business model for managing financial assets.

•
Investments in equity instruments that are not quoted on an active market, including derivatives on such assets, will be measured solely at fair value. The alternative measurement at cost under certain circumstances has been eliminated. Nevertheless, the Standard determines that, under limited circumstances, cost may be an appropriate estimate of fair value.

The Standard also prescribes the following provisions with respect to financial liabilities:

•
The change in the fair value of a financial liability that is designated at fair value through profit or loss upon initial recognition, which is attributed to changes in the credit risk of the liability, is recognized directly in other comprehensive income, unless such recognition gives rise to or increases accounting disparity.

•	Upon the repayment or settlement of a financial liability, the amount of the fair value recognized in other comprehensive income will not be classified to profit or loss.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 2     -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.) IFRS 9 “Financial Instruments” (cont.)

•
All derivatives, whether assets or liabilities, will be measured at fair value, including a derivative financial instrument that constitutes a liability, which is related to an unquoted equity instrument for which a fair value cannot be determined reliably.

The provisions of the Standard are to be applied retrospectively, other than in a number of exceptions provided for in the Standard, to annual reporting periods commencing on January 1, 2013 or thereafter.  Early adoption is permitted.

Entities that opt for early adoption of the Standard prior to January 1, 2012 are not required to apply the Standard retrospectively.  Additionally, subject to the transitional provisions of the Standard, early adoption solely of the provisions of the Standard with respect to financial assets, excluding the aforesaid provisions relating to financial liabilities, is permissible.

The Company’s management estimates that the effect of the adoption of the Standard on the financial statements of the Group will be unsignificant.

NOTE 3   -       CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.
General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 3-        CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

B.
Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Revenue recognition

In making their judgment, the management considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the management is satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 16.8 million.

Useful lives of property, plant and equipment

As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

Contingent liabilities

As of  March 31, 2011 the company has a legal dispute with the tax authorities in Turkey regarding tax inspection that was performed during 2009. (see note 4D)

According to the tax report the company need to pay additional tax and penalties  in the amount of 90 million Dollar. The company's management , based on the legal advisors, estimates that the possibility of a negative cash flow is not probable therefore did not provide any provisions.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2011

NOTE 3 -          CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.
Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits.  The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 10).

NOTE 4  -        SIGNIFICANT TRANSACTIONS AND EVENTS

A.
Following the June Board decision from July 27, 2010 to distribute a dividend in the amount of NIS 40 million from unapproved enterprise earnings, the payment is subject to availability of funds and the agreement of KC, The Board approved to pay at the fourth quarter of 2010 the amount of NIS 35 million and at 2011 the amount of NIS 5 million.  A divided of NIS 35 million was paid on November 29, 2010. And the other NIS 5 million was paid on March 24, 2011.

B.
On February 23, 2011 the board of directors declared dividend distribution of NIS 30 million from the unapproved enterprise retained earnings.  Actual payment will take place at Q2/2011 subject to no major negative development in the tax case in KCTR.

C.	Regarding adoption of new and revised standards and interpretations see Note 2.S in the financial statements of December 31, 2010

D.
During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 153 millions YTL (approximately 102 millions USD) including interest and penalty.

On July 2010, an amount of 264 thousands YTL was paid to Turkish Tax Authorities regarding settlement in the stamp duty issue.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2010

NOTE 4 -          SIGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

D.	(cont.)

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment in this matter, is not probable, and therefore it will not provide a provision at Its Financial Reports for March 31, 2011.

Based on its tax consultant opinion, during 2010, KCTR decided to pursuit a law case against the Turkish Tax Authorities demands regarding the second matter. First level court proceedings are continuing as date of this report.

NOTE 5 -          RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	March 31,		December 31,
	2011	2010	2010
	(Unaudited)
Trade receivables	19,350	25,677	27,968
Other current assets	4,031	2,808	3,228
Trade payables	97,061	89,034	84,629

B.	Transactions with Related Parties

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	(Unaudited)
Sales to related parties	49,584	51,702	222,018
Cost of sales	77,034	71,935	328,466
Royalties to the shareholders	6,835	7,705	29,780
General and administrative expenses	3,117	3,078	9,707

NOTE 6  -         INCOME TAX CHARGE

The effective tax rate for the three months period ended March 31, 2011 is 20.7%.